SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2024 to 06/30/2024	10
01/01/2023 to 06/30/2023	11
Value Added Statement	12
Consolidated Financial Statements
Statement of Financial Position – Assets	13
Statement of Financial Position – Liabilities	14
Income Statement	16
Statement of Comprehensive Income	18
Statement of Cash Flows (Indirect Method)	19
Statement of Changes in Equity
01/01/2024 to 06/30/2024	21
01/01/2023 to 06/30/2023	22
Value Added Statement	23
Comments on the Company’s Performance	24
Notes to the Quarterly Information	35
Comments on the Company’s Projections	110
Other Information Deemed as Relevant by the Company	111
Reports and Statements
Unqualified Report on the Special Review	113
Executive Officers’ Statement on the Financial Statements	114

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	115

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	06/30/2024
Paid-up Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2024	12/31/2023
1	Total Assets	64,606,044	61,397,861
1.01	Current Assets	9,761,148	7,779,332
1.01.01	Cash and Cash Equivalents	2,809,311	838,338
1.01.02	Financial Investments	2,339,543	2,425,921
1.01.02.03	Financial Investments Valued at Amortized Cost	2,339,543	2,425,921
1.01.03	Accounts Receivable	3,910,996	3,842,235
1.01.03.01	Trade Receivables	3,665,788	3,580,962
1.01.03.02	Other Receivables	245,208	261,273
1.01.03.02.01	Related-Party Balances and Transactions	245,208	261,273
1.01.04	Inventories	115,869	85,953
1.01.06	Recoverable Taxes	306,398	494,645
1.01.06.01	Current Recoverable Taxes	306,398	494,645
1.01.08	Other Current Assets	279,031	92,240
1.01.08.03	Other	279,031	92,240
1.01.08.03.01	Restricted Cash	50,638	54,944
1.01.08.03.02	Derivative Financial Instruments	93,864	0
1.01.08.03.20	Other Assets	134,529	37,296
1.02	Noncurrent Assets	54,844,896	53,618,529
1.02.01	Long-Term Assets	9,475,485	9,070,160
1.02.01.04	Accounts Receivable	307,661	272,436
1.02.01.04.01	Trade Receivables	307,661	272,436
1.02.01.07	Deferred Taxes	130,751	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	130,751	98,076
1.02.01.09	Receivables from Related Parties	925,211	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	925,211	935,272
1.02.01.10	Other Noncurrent Assets	8,111,862	7,764,376
1.02.01.10.04	Escrow Deposits	143,063	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	1,908	2,673
1.02.01.10.06	Contract Asset	7,742,774	7,393,096
1.02.01.10.20	Other Assets	224,117	237,628
1.02.02	Investments	239,380	208,541
1.02.02.01	Equity Interest	192,726	161,863
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	161,835	130,520
1.02.02.01.04	Other Investments	30,891	31,343
1.02.02.02	Investment Properties	46,654	46,678
1.02.03	Property, Plant and Equipment	498,436	474,559
1.02.04	Intangible Assets	44,631,595	43,865,269
1.02.04.01	Intangible Assets	44,631,595	43,865,269
1.02.04.01.01	Concession Agreements	1,073,320	1,143,877
1.02.04.01.02	Program Contracts	22,655,501	21,896,523
1.02.04.01.03	Service Contracts	20,270,344	20,193,585
1.02.04.01.04	Software License of Use	473,265	513,224
1.02.04.01.05	Right of Use	159,165	118,060

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2024	12/31/2023
2	Total Liabilities	64,606,044	61,397,861
2.01	Current Liabilities	7,084,784	8,331,681
2.01.01	Social and Labor Obligations	581,128	807,440
2.01.01.01	Social Obligations	34,451	65,413
2.01.01.02	Labor Obligations	546,677	742,027
2.01.02	Suppliers	499,630	456,064
2.01.02.01	Domestic Suppliers	499,571	456,064
2.01.02.02	Suppliers Abroad	59	0
2.01.03	Tax Obligations	409,889	511,468
2.01.03.01	Federal Tax Obligations	404,184	499,340
2.01.03.01.01	Income Tax and Social Contribution Payable	162,927	205,587
2.01.03.01.02	Pis-Pasep and Cofins Payable	151,934	141,576
2.01.03.01.03	INSS (Social Security Contribution) Payable	43,946	44,556
2.01.03.01.20	Other Federal Taxes	45,377	107,621
2.01.03.03	Municipal Tax Obligations	5,705	12,128
2.01.04	Borrowings and Financing	2,419,440	2,616,406
2.01.04.01	Borrowings and Financing	1,434,730	1,291,129
2.01.04.01.01	In Local Currency	1,167,430	1,041,428
2.01.04.01.02	In Foreign Currency	267,300	249,701
2.01.04.02	Debentures	788,035	1,206,894
2.01.04.03	Financing through Lease	196,675	118,383
2.01.05	Other Obligations	2,052,144	2,875,936
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	2,049,005	2,874,582
2.01.05.02.01	Dividends and Interest on Capital Payable	874	837,391
2.01.05.02.04	Services Payable	847,120	749,226
2.01.05.02.05	Refundable Amounts	28,218	28,522
2.01.05.02.06	Program Contract Commitments	19,519	21,969
2.01.05.02.07	Public-Private Partnership - PPP	439,289	487,926
2.01.05.02.09	Indemnities	11,511	8,750
2.01.05.02.20	Other Obligations	702,474	740,798
2.01.06	Provisions	1,122,553	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	695,442	685,822
2.01.06.01.01	Tax Provisions	38,021	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	544,956	540,427
2.01.06.01.04	Civil Provisions	112,465	108,602
2.01.06.02	Other Provisions	427,111	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	23,368	20,561
2.01.06.02.04	Provisions for Customers	147,277	160,883
2.01.06.02.05	Provisions for Suppliers	256,466	197,101
2.02	Noncurrent Liabilities	25,724,171	23,208,804
2.02.01	Borrowings and Financing	19,357,368	16,919,944
2.02.01.01	Borrowings and Financing	10,346,286	10,448,915
2.02.01.01.01	In Local Currency	7,714,232	7,952,725

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2024	12/31/2023
2.02.01.01.02	In Foreign Currency	2,632,054	2,496,190
2.02.01.02	Debentures	8,711,334	6,137,902
2.02.01.03	Financing through Lease	299,748	333,127
2.02.02	Other Obligations	5,561,550	5,526,795
2.02.02.02	Other	5,561,550	5,526,795
2.02.02.02.04	Pension Plan Obligations	2,119,211	2,142,871
2.02.02.02.05	Program Contract Commitments	12,306	12,047
2.02.02.02.06	Public-Private Partnership - PPP	2,786,976	2,798,688
2.02.02.02.07	Indemnities	45,226	14,460
2.02.02.02.08	Labor Obligations	45,027	67,755
2.02.02.02.09	Deferred Cofins/Pasep	176,353	164,097
2.02.02.02.20	Other Obligations	376,451	326,877
2.02.04	Provisions	805,253	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	247,154	235,430
2.02.04.01.01	Tax Provisions	63,685	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	176,693	170,471
2.02.04.01.04	Civil Provisions	6,776	18,205
2.02.04.02	Other Provisions	558,099	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	503,810	472,124
2.02.04.02.04	Provisions for Customers	4,268	8,312
2.02.04.02.05	Provisions for Suppliers	50,021	46,199
2.03	Equity	31,797,089	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,617,966	14,711,014
2.03.04.01	Legal Reserve	1,864,605	1,864,604
2.03.04.08	Additional Dividend Proposed	0	93,047
2.03.04.10	Reserve for Investments	12,753,361	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	2,032,761	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
3.01	Revenue from Sales and/or Services	6,739,851	13,291,564	6,154,537	11,852,906
3.02	Cost of Sales and/or Services	-3,858,706	-7,829,933	-4,210,675	-7,864,398
3.02.01	Cost of Sales and/or Services	-2,615,466	-5,280,322	-2,975,843	-5,476,551
3.02.02	Construction Costs	-1,243,240	-2,549,611	-1,234,832	-2,387,847
3.03	Gross Profit	2,881,145	5,461,631	1,943,862	3,988,508
3.04	Operating Expenses/Income	-673,921	-1,595,733	-872,981	-1,525,154
3.04.01	Selling Expenses	-297,925	-698,285	-502,663	-891,125
3.04.01.01	Selling Expenses	-226,280	-436,122	-285,237	-510,894
3.04.01.02	Allowance for Doubtful Accounts	-71,645	-262,163	-217,426	-380,231
3.04.02	General and Administrative Expenses	-384,102	-921,477	-430,852	-715,530
3.04.04	Other Operating Income	14,179	24,470	58,609	78,960
3.04.04.01	Other Operating Income	16,038	27,399	64,563	87,608
3.04.04.02	Cofins and Pasep	-1,859	-2,929	-5,954	-8,648
3.04.05	Other Operating Expenses	-7,368	-10,574	-8,122	-13,840
3.04.06	Equity Accounting	1,295	10,133	10,047	16,381
3.05	Income before Financial Result and Taxes	2,207,224	3,865,898	1,070,881	2,463,354
3.06	Financial Result	-453,686	-789,478	-14,047	-273,576
3.06.01	Financial Revenue	298,261	548,234	205,173	424,292
3.06.01.01	Financial Revenue	313,983	575,570	214,329	444,437
3.06.01.02	Exchange Variation Gains	2	3	772	571
3.06.01.03	Cofins and Pasep	-15,724	-27,339	-9,928	-20,716
3.06.02	Financial Expenses	-751,947	-1,337,712	-219,220	-697,868
3.06.02.01	Financial Expenses	-627,506	-1,219,603	-482,929	-1,045,400
3.06.02.02	Exchange Variation Losses	-216,058	-209,726	263,709	347,532
3.06.02.03	Transactions with Derivative Financial Instruments	91,617	91,617	0	0
3.07	Profit before Taxes on Income	1,753,538	3,076,420	1,056,834	2,189,778
3.08	Income Tax and Social Contribution	-544,073	-1,043,659	-313,091	-698,823

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
3.08.01	Current	-559,538	-1,076,334	-402,699	-786,187
3.08.02	Deferred	15,465	32,675	89,608	87,364
3.09	Net Income from Continuing Operations	1,209,465	2,032,761	743,743	1,490,955
3,11	Profit/Loss for the Period	1,209,465	2,032,761	743,743	1,490,955
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.76949	2.974	1.08812	2.18132
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.76949	2.974	1.08812	2.18132

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
4.01	Net Income for the Period	1,209,465	2,032,761	743,743	1,490,955
4.03	Comprehensive Income for the Period	1,209,465	2,032,761	743,743	1,490,955

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
6.01	Net Cash from Operating Activities	3,164,172	1,513,027
6.01.01	Cash from Operations	5,965,664	5,151,233
6.01.01.01	Profit before Income Tax and Social Contribution	3,076,420	2,189,778
6.01.01.02	Provision and Inflation Adjustments on Provisions	208,048	196,776
6.01.01.04	Finance Charges from Customers	-228,916	-196,290
6.01.01.05	Residual Value of Property, Plant, and Equipment, Intangible Assets, and Investment Properties Written-off	2,618	5,304
6.01.01.06	Depreciation and Amortization	1,560,758	1,327,916
6.01.01.07	Interest on Borrowings and Financing Payable	743,263	616,940
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	286,855	-238,972
6.01.01.09	Interest and Inflation Adjustments on Liabilities	8,789	11,586
6.01.01.10	Interest and Inflation Adjustments on Assets	-131,699	-123,034
6.01.01.11	Allowance for Doubtful Accounts	262,163	380,231
6.01.01.12	Provision for Consent Decree (TAC) and Incentivized Dismissal Program (IDP)	-246,077	529,245
6.01.01.13	Equity Accounting	-10,133	-16,381
6.01.01.14	Interest and Inflation Adjustment (PPP)	281,925	245,427
6.01.01.15	Other Adjustments	9,551	13,816
6.01.01.16	Transfer to the São Paulo Municipal Government	194,597	159,970
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-58,641	-54,921
6.01.01.18	Pension Plan Obligations	97,760	103,842
6.01.01.19	Derivative Financial Instruments	-91,617	0
6.01.02	Changes in Assets and Liabilities	-920,040	-2,129,560
6.01.02.01	Trade Receivables	-140,981	-407,986
6.01.02.02	Related-Party Balances and Transactions	41,754	4,834
6.01.02.03	Inventories	-29,916	3,633
6.01.02.04	Taxes Recoverable	188,247	-1,914
6.01.02.05	Other Assets	-69,406	-36,865
6.01.02.06	Escrow Deposits	31,977	-17,109
6.01.02.08	Trade Payables and Contractors	-427,320	-411,979
6.01.02.09	Social and Labor Obligations	-2,985	1,847
6.01.02.10	Pension Plan Obligations	-121,420	-118,389
6.01.02.11	Taxes and Contributions Payable	-158,644	-240,857
6.01.02.12	Services Payable	-96,703	-294,756
6.01.02.13	Other Obligations	-40,225	-473,658
6.01.02.14	Provisions	-106,674	-139,229
6.01.02.15	Deferred Cofins/Pasep	12,256	2,868
6.01.03	Other	-1,881,452	-1,508,646
6.01.03.01	Interest Paid	-862,183	-902,553
6.01.03.02	Income Tax and Social Contribution Paid	-1,019,269	-606,093
6.02	Net Cash from Investing Activities	-1,602,505	-723,812
6.02.01	Acquisition of Contract Asset and Intangible Assets	-1,699,943	-1,505,652
6.02.02	Acquisition of Property, Plant and Equipment	-36,509	-40,286

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
6.02.03	Investments	-16,430	-6,304
6.02.04	Restricted Cash	4,306	-399
6.02.06	Financial investments - Investment	-2,859,817	-1,627,447
6.02.07	Financial Investments - Redemption	3,005,888	2,456,276
6.03	Net Cash from Financing Activities	409,306	-1,329,527
6.03.01	Funding	3,079,812	833,095
6.03.02	Amortization	-1,394,065	-917,982
6.03.03	Payment of Interest on Capital	-928,774	-823,671
6.03.04	Public-Private Partnership - PPP	-342,274	-380,199
6.03.05	Program Contract Commitments	-3,146	-40,770
6.03.06	Derivative Financial Instruments - Paid	-2,247	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,970,973	-540,312
6.05.01	Opening Balance of Cash and Cash Equivalents	838,338	1,867,485
6.05.02	Closing Balance of Cash and Cash Equivalents	2,809,311	1,327,173

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company Financial Statements / Statement of Changes in Equity / 01/01/2024 to 06/30/2024

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.04	Capital Transactions with Partners	0	0	-93,048	0	0	-93,048
5.04.08	Additional Minimum Dividends, approved	0	0	-93,048	0	0	-93,048
5.05	Total Comprehensive Income	0	0	0	2,032,761	0	2,032,761
5.05.01	Net Income for the Period	0	0	0	2,032,761	0	2,032,761
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,617,966	2,032,761	146,362	31,797,089

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company Financial Statements / Statement of Changes in Equity / 01/01/2023 to 06/30/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927
5.04.08	Additional Minimum Dividends, approved	0	0	-76,927	0	0	-76,927
5.05	Total Comprehensive Income	0	0	0	1,490,955	0	1,490,955
5.05.01	Net Income for the Period	0	0	0	1,490,955	0	1,490,955
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	12,078,963	1,490,955	177,643	28,747,561

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Parent Company’s Financial Statements / Value Added Statement

(R$ thousand)

Code Conta	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
7.01	Revenue	13,951,004	12,251,695
7.01.01	Goods, Products, and Services Sold	11,577,516	10,101,550
7.01.02	Other Revenue	27,399	87,608
7.01.03	Revenue from Construction of Own Assets	2,608,252	2,442,768
7.01.04	Allowance for/Reversal of Doubtful Accounts	-262,163	-380,231
7.02	Inputs Acquired from Third Parties	-5,652,925	-5,142,514
7.02.01	Costs of Goods, Products and Services Sold	-4,694,857	-4,382,630
7.02.02	Materials, Electricity, Outsourced Services, and Others	-947,494	-746,044
7.02.04	Other	-10,574	-13,840
7.03	Gross Value Added	8,298,079	7,109,181
7.04	Retentions	-1,560,758	-1,327,916
7.04.01	Depreciation, Amortization, and Depletion	-1,560,758	-1,327,916
7.05	Net Value Added Produced	6,737,321	5,781,265
7.06	Value Added Received in Transfer	585,706	461,389
7.06.01	Equity Accounting	10,133	16,381
7.06.02	Financial Revenue	575,573	445,008
7.07	Total Value Added to Distribute	7,323,027	6,242,654
7.08	Distribution of Value Added	7,323,027	6,242,654
7.08.01	Personnel	1,339,967	1,921,998
7.08.01.01	Direct Compensation	897,628	1,496,151
7.08.01.02	Benefits	315,372	348,743
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	126,967	77,104
7.08.02	Taxes, Fees, and Contributions	2,303,099	1,771,249
7.08.02.01	Federal	2,193,551	1,651,517
7.08.02.02	State	75,540	86,041
7.08.02.03	Municipal	34,008	33,691
7.08.03	Value Distributed to Providers of Capital	1,647,200	1,058,452
7.08.03.01	Interest	1,633,842	1,043,692
7.08.03.02	Rentals	13,358	14,760
7.08.04	Value Distributed to Shareholders	2,032,761	1,490,955
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	2,032,761	1,490,955

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
Conta		06/30/2024	12/31/2023
1	Total Assets	64,679,143	61,470,957
1.01	Current Assets	9,770,283	7,783,450
1.01.01	Cash and Cash Equivalents	2,809,432	838,484
1.01.02	Financial Investments	2,344,093	2,426,752
1.01.02.03	Financial Investments Valued at Amortized Cost	2,344,093	2,426,752
1.01.03	Accounts Receivable	3,916,535	3,845,567
1.01.03.01	Trade Receivables	3,671,287	3,584,287
1.01.03.02	Other Receivables	245,248	261,280
1.01.03.02.01	Related-Party Balances and Transactions	245,248	261,280
1.01.04	Inventories	116,088	86,008
1.01.06	Recoverable Taxes	306,423	494,647
1.01.06.01	Current Recoverable Taxes	306,423	494,647
1.01.08	Other Current Assets	277,712	91,992
1.01.08.03	Other	277,712	91,992
1.01.08.03.01	Restricted Cash	50,638	54,944
1.01.08.03.02	Derivative Financial Instruments	93,864	0
1.01.08.03.03	Other Assets	133,210	37,048
1.02	Noncurrent Assets	54,908,860	53,687,507
1.02.01	Long-Term Assets	9,394,327	8,991,549
1.02.01.04	Accounts Receivable	307,661	272,436
1.02.01.04.01	Trade Receivables	307,661	272,436
1.02.01.07	Deferred Taxes	130,751	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	130,751	98,076
1.02.01.09	Receivables from Related Parties	925,211	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	925,211	935,272
1.02.01.10	Other Noncurrent Assets	8,030,704	7,685,765
1.02.01.10.04	Escrow Deposits	143,063	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	1,908	2,673
1.02.01.10.06	Contract Asset	7,745,138	7,393,096
1.02.01.10.07	Other Assets	140,595	159,017
1.02.02	Investments	239,380	208,541
1.02.02.01	Equity Interest	192,726	161,863
1.02.02.01.04	Equity Interest in Jointly-Owned Subsidiaries	161,835	130,520
1.02.02.01.05	Other Investments	30,891	31,343
1.02.02.02	Investment Properties	46,654	46,678
1.02.03	Property, Plant and Equipment	498,436	474,559
1.02.04	Intangible Assets	44,776,717	44,012,858
1.02.04.01	Intangible Assets	44,776,717	44,012,858
1.02.04.01.01	Concession Agreements	1,218,442	1,291,466
1.02.04.01.02	Program Contracts	22,655,501	21,896,523
1.02.04.01.03	Service Contracts	20,270,344	20,193,585
1.02.04.01.04	Software License of Use	473,265	513,224
1.02.04.01.05	Right of Use	159,165	118,060

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
Conta		06/30/2024	12/31/2023
2	Total Liabilities	64,679,143	61,470,957
2.01	Current Liabilities	7,167,622	8,407,842
2.01.01	Social and Labor Obligations	581,128	807,440
2.01.01.01	Social Obligations	34,451	65,413
2.01.01.02	Labor Obligations	546,677	742,027
2.01.02	Suppliers	497,820	456,215
2.01.02.01	Domestic Suppliers	497,761	456,215
2.01.02.02	Suppliers Abroad	59	0
2.01.03	Tax Obligations	411,159	511,972
2.01.03.01	Federal Tax Obligations	405,449	499,844
2.01.03.01.01	Income Tax and Social Contribution Payable	164,047	205,964
2.01.03.01.02	Pis-Pasep and Cofins Payable	152,072	141,703
2.01.03.01.03	INSS (Social Security Contribution) Payable	43,946	44,556
2.01.03.01.04	Other Federal Taxes	45,384	107,621
2.01.03.03	Municipal Tax Obligations	5,710	12,128
2.01.04	Borrowings and Financing	2,419,440	2,616,406
2.01.04.01	Borrowings and Financing	1,434,730	1,291,129
2.01.04.01.01	In Local Currency	1,167,430	1,041,428
2.01.04.01.02	In Foreign Currency	267,300	249,701
2.01.04.02	Debentures	788,035	1,206,894
2.01.04.03	Financing through Lease	196,675	118,383
2.01.05	Other Obligations	2,135,522	2,951,442
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	2,132,383	2,950,088
2.01.05.02.01	Dividends and Interest on Capital Payable	874	837,391
2.01.05.02.04	Services Payable	850,609	750,732
2.01.05.02.05	Refundable Amounts	28,218	28,522
2.01.05.02.06	Program Contract Commitments	19,519	21,969
2.01.05.02.07	Public-Private Partnership - PPP	439,289	487,926
2.01.05.02.08	Indemnities	11,511	8,750
2.01.05.02.09	Other Obligations	782,363	814,798
2.01.06	Provisions	1,122,553	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	695,442	685,822
2.01.06.01.01	Tax Provisions	38,021	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	544,956	540,427
2.01.06.01.04	Civil Provisions	112,465	108,602
2.01.06.02	Other Provisions	427,111	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	23,368	20,561
2.01.06.02.04	Provisions for Customers	147,277	160,883
2.01.06.02.05	Provisions for Suppliers	256,466	197,101
2.02	Noncurrent Liabilities	25,714,432	23,205,739
2.02.01	Borrowings and Financing	19,357,368	16,919,944
2.02.01.01	Borrowings and Financing	10,346,286	10,448,915
2.02.01.01.01	In Local Currency	7,714,232	7,952,725

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
Conta		06/30/2024	12/31/2023
2.02.01.01.02	In Foreign Currency	2,632,054	2,496,190
2.02.01.02	Debentures	8,711,334	6,137,902
2.02.01.03	Financing through Lease	299,748	333,127
2.02.02	Other Obligations	5,551,811	5,523,730
2.02.02.02	Other	5,551,811	5,523,730
2.02.02.02.03	Pension Plan Obligations	2,119,211	2,142,871
2.02.02.02.04	Program Contract Commitments	12,306	12,047
2.02.02.02.05	Public-Private Partnership - PPP	2,786,976	2,798,688
2.02.02.02.06	Indemnities	45,226	14,460
2.02.02.02.07	Labor Obligations	45,027	67,755
2.02.02.02.08	Deferred Cofins/Pasep	176,353	164,097
2.02.02.02.09	Other Obligations	366,712	323,812
2.02.04	Provisions	805,253	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	247,154	235,430
2.02.04.01.01	Tax Provisions	63,685	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	176,693	170,471
2.02.04.01.04	Civil Provisions	6,776	18,205
2.02.04.02	Other Provisions	558,099	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	503,810	472,124
2.02.04.02.04	Provisions for Customers	4,268	8,312
2.02.04.02.05	Provisions for Suppliers	50,021	46,199
2.03	Consolidated Equity	31,797,089	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,617,966	14,711,014
2.03.04.01	Legal Reserve	1,864,605	1,864,604
2.03.04.08	Additional Dividend Proposed	0	93,047
2.03.04.10	Reserve for Investments	12,753,361	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	2,032,761	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
3.01	Revenue from Sales and/or Services	6,749,493	13,309,740	0	0
3.02	Cost of Sales and/or Services	-3,865,045	-7,840,473	0	0
3.02.01	Cost of Sales and/or Services	-2,619,837	-5,288,541	0	0
3.02.02	Construction Costs	-1,245,208	-2,551,932	0	0
3.03	Gross Profit	2,884,448	5,469,267	0	0
3.04	Operating Expenses/Income	-667,840	-1,590,604	0	0
3.04.01	Selling Expenses	-298,231	-698,836	0	0
3.04.01.01	Selling expenses	-226,586	-436,673	0	0
3.04.01.02	Allowance for Doubtful Accounts	-71,645	-262,163	0	0
3.04.02	General and Administrative Expenses	-384,333	-922,471	0	0
3.04.04	Other Operating Income	14,179	24,470	0	0
3.04.04.01	Other Operating Income	16,038	27,399	0	0
3.04.04.02	Cofins and Pasep	-1,859	-2,929	0	0
3.04.05	Other Operating Expenses	-7,369	-10,574	0	0
3.04.06	Equity Accounting	7,914	16,807	0	0
3.05	Income before Financial Result and Taxes	2,216,608	3,878,663	0	0
3.06	Financial Result	-461,943	-800,137	0	0
3.06.01	Financial Revenue	295,926	543,503	0	0
3.06.01.01	Financial Revenue	311,648	570,839	0	0
3.06.01.02	Exchange Variation Gains	2	3	0	0
3.06.01.03	Cofins and Pasep	-15,724	-27,339	0	0
3.06.02	Financial Expenses	-757,869	-1,343,640	0	0
3.06.02.01	Financial Expenses	-633,428	-1,225,531	0	0
3.06.02.02	Exchange Variation Losses	-216,058	-209,726	0	0
3.06.02.03	Transactions with Derivative Financial Instruments	91,617	91,617	0	0
3.07	Profit before Taxes on Income	1,754,665	3,078,526	0	0
3.08	Income Tax and Social Contribution	-545,200	-1,045,765	0	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
3.08.01	Current	-560,665	-1,078,440	0	0
3.08.02	Deferred	15,465	32,675	0	0
3.09	Net Income from Continuing Operations	1,209,465	2,032,761	0	0
3,11	Consolidated Profit/Loss for the Period	1,209,465	2,032,761	0	0
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.76949	2.974	0	0
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.76949	2.974	0	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		04/01/2024 to 06/30/2024	Year	Previous Year	Year
			01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
4.01	Consolidated Net Income for the Period	1,209,466	2,032,761	0	0
4.03	Consolidated Comprehensive Income for the Period	1,209,466	2,032,761	0	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
6.01	Net Cash from Operating Activities	3,170,044	0
6.01.01	Cash from Operations	5,963,377	0
6.01.01.01	Net Income before Income Tax and Social Contribution	3,078,526	0
6.01.01.02	Provisions and Inflation Adjustments on Provisions	208,048	0
6.01.01.03	Finance Charges from Customers	-228,916	0
6.01.01.04	Residual Value of Property, Plant, and Equipment, Intangible Assets, and Investment Properties Written-off	2,618	0
6.01.01.05	Depreciation and Amortization	1,563,225	0
6.01.01.06	Interest on Borrowings and Financing payable	743,263	0
6.01.01.07	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	286,855	0
6.01.01.08	Interest and Inflation Adjustments on Liabilities	8,789	0
6.01.01.09	Interest and Inflation Adjustments on Assets	-131,832	0
6.01.01.10	Allowance for Doubtful Accounts	262,163	0
6.01.01.11	Provision for Consent Decree (TAC) and IDP	-246,077	0
6.01.01.12	Equity Accounting	-16,807	0
6.01.01.13	Interest and Inflation Adjustment (PPP)	281,925	0
6.01.01.14	Other Provisions/Reversals	9,551	0
6.01.01.15	Transfer to the São Paulo Municipal Government	194,597	0
6.01.01.16	Construction Margin on Intangible Assets Arising from Concession Agreements	-58,694	0
6.01.01.17	Pension Plan Obligations	97,760	0
6.01.01.19	Derivative Financial Instruments	-91,617	0
6.01.02	Changes in Assets and Liabilities	-910,532	0
6.01.02.01	Trade Receivables	-143,148	0
6.01.02.02	Related-Party Balances and Transactions	41,714	0
6.01.02.03	Inventories	-30,080	0
6.01.02.04	Taxes Recoverable	188,224	0
6.01.02.05	Other Assets	-63,425	0
6.01.02.06	Escrow Deposits	31,977	0
6.01.02.08	Trade Payables and Contractors	-429,281	0
6.01.02.09	Labor and Social Obligations	-2,985	0
6.01.02.10	Pension Plan Obligations	-121,420	0
6.01.02.11	Taxes and Contributions Payable	-158,635	0
6.01.02.12	Services Payable	-94,720	0
6.01.02.13	Other Obligations	-34,335	0
6.01.02.14	Provisions	-106,674	0
6.01.02.15	Deferred Cofins/Pasep	12,256	0
6.01.03	Other	-1,882,801	0
6.01.03.01	Interest Paid	-862,183	0
6.01.03.02	Income Tax and Contributions Paid	-1,020,618	0
6.02	Net Cash from Investing Activities	-1,608,402	0
6.02.01	Acquisition of Contract Assets and Intangible Assets	-1,702,254	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
6.02.02	Acquisition of Property, Plant, and Equipment	-36,509	0
6.02.03	Investments	-16,430	0
6.02.04	Restricted Cash	4,306	0
6.02.05	Financial investments - Investments	-2,867,664	0
6.02.06	Financial Investments - Redemptions	3,010,149	0
6.03	Net Cash from Financing Activities	409,306	0
6.03.01	Funding	3,079,812	0
6.03.02	Amortization of Loans	-1,394,065	0
6.03.03	Payment of Interest on Capital	-928,774	0
6.03.04	Public-Private Partnership - PPP	-342,274	0
6.03.05	Program Contract Commitments	-3,146	0
6.03.06	Derivative Financial Instruments - Paid	-2,247	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,970,948	0
6.05.01	Opening Balance of Cash and Cash Equivalents	838,484	0
6.05.02	Closing Balance of Cash and Cash Equivalents	2,809,432	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2024 to 06/30/2024

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.04	Capital Transactions with Partners	0	0	-93,048	0	0	-93,048	0	-93,048
5.04.08	Complementary Minimum Dividends, Approved	0	0	-93,048	0	0	-93,048	0	-93,048
5.05	Total Comprehensive Income	0	0	0	2,032,761	0	2,032,761	0	2,032,761
5.05.01	Net Income for the Period	0	0	0	2,032,761	0	2,032,761	0	2,032,761
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,617,966	2,032,761	146,362	31,797,089	0	31,797,089

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2023 to 06/30/2023

(R$ thousand)

Justification: There were no consolidated data in the period.

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	0	0	0	0	0	0	0	0
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Restated Opening Balances	0	0	0	0	0	0	0	0
5.04	Capital Transactions with Partners	0	0	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	0	0	0	0	0
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	0	0	0	0	0	0	0	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Consolidated Financial Statements / Value Added Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 06/30/2024	01/01/2023 to 06/30/2023
7.01	Revenue	13,969,912	0
7.01.01	Goods, Products, and Services Sold	11,594,050	0
7.01.02	Other Revenue	27,399	0
7.01.03	Revenue from Construction of Own Assets	2,610,626	0
7.01.04	Allowance for/Reversal of Doubtful Accounts	-262,163	0
7.02	Inputs Acquired from Third Parties	-5,661,549	0
7.02.01	Costs of Goods, Products and Services Sold	-4,702,424	0
7.02.02	Materials, Electricity, Outsourced Services, and Others	-948,551	0
7.02.04	Other	-10,574	0
7.03	Gross Value Added	8,308,363	0
7.04	Retentions	-1,563,225	0
7.04.01	Depreciation, Amortization, and Depletion	-1,563,225	0
7.05	Net Value Added Produced	6,745,138	0
7.06	Value Added Received in Transfer	587,648	0
7.06.01	Equity Accounting	16,807	0
7.06.02	Financial Revenue	570,841	0
7.07	Total Value Added to Distribute	7,332,786	0
7.08	Distribution of Value Added	7,332,786	0
7.08.01	Personnel	1,340,931	0
7.08.01.01	Direct Compensation	898,592	0
7.08.01.02	Benefits	315,372	0
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	126,967	0
7.08.02	Taxes, Fees, and Contributions	2,305,967	0
7.08.02.01	Federal	2,174,104	0
7.08.02.02	State	97,839	0
7.08.02.03	Municipal	34,024	0
7.08.03	Value Distributed to Providers of Capital	1,653,127	0
7.08.03.01	Interest	1,639,769	0
7.08.03.02	Rentals	13,358	0
7.08.04	Value Distributed to Shareholders	2,032,761	0
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	2,032,761	0

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

Highlights

Adjusted EBITDA(*) totaled R$ 2,970.5 million in 2Q24, up by R$ 778.1 million (+35.5%) over the R$ 2,192.4 million reported in 2Q23. Consequently, the adjusted EBITDA margin reached 54.2% compared to 44.8%.

Net income came to R$ 1,209.4 million in 2Q24, up by R$ 465.7 million (+62.6%) over the R$ 743.7 million recorded in 2Q23.

Revenue from sanitation services

Increase of R$ 740.6 million (+14.3%) over 2Q23, impacted by (i) a 9.6% tariff adjustment since May 2023; (ii) a 6.4% tariff adjustment since May 2024; and (iii) a 3.2% increase in total billed volume.

			Var.
	2Q24	2Q23	R$	%
Revenue from sanitation services	5,932.9	5,192.3	740.6	14.3
Billed volume (million m³)	1,080.3	1,047.2	33.1	3.2
Average tariff (R$/m3)	5.5	5.0	0.5	10.8

Impacts from the exchange variation

In 2Q24, the exchange variation was negative, due to the appreciation of the U.S. dollar and Yen in the period, compared to a positive variation reported in 2Q23, as a result of the depreciation, as shown below:

	2Q24	2Q23
Foreign currency debt - R$ million	2,899.4	2,475.7
Foreign currency debt as a percentage of total debt	13.3%	13.2%
U.S. dollar variation in the quarter	11.2%	(5.1%)
Yen variation in the quarter	4.7%	(12.8%)

The Company contracted derivative financial instruments (hedge) with Bank of America Merrill Lynch, Múltiplo S.A., CitiBank S.A., Itaú Unibanco Holding S.A., J.P. Morgan, and Banco Santander (Brazil) S.A., according to the Financial Risk Policy, used from April 10, 2024 to April 16, 2024, to mitigate the exchange risk, with a corresponding average cost of approximately DI+0.13% p.a. As of June 30, 2024, 12 swap transactions were in effect, with a notional value of US$ 272,009 thousand and ¥ 38,932,983 thousand to hedge the interest rate and exchange variation. The agreements are valid until December 2024.

Financial expenses related to foreign currency agreements, excluding the effects of the hedge operation, totaled R$ 246.9 million in 2Q24. Given that the hedge operations were contracted in April 2024, there was a period during which the risk of exchange rate variation was not protected, impacting R$ 104.0 million of this total. Hedge gains came to R$ 91.6 million in the period; therefore, total financial expenses, net of the hedge operation, totaled R$ 155.3 million.

(*) excluding the IDP/AAPS/Construction Margin

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

1.	Result for the period (Consolidated)
R$ million
			Var.				Var.
	2Q24	2Q23	R$	%	1H24	1H23	R$	%
Revenue from sanitation services	5,932.9	5,192.3	740.6	14.3	11,594.0	10,101.6	1,492.4	14.8
COFINS and PASEP/TRCF taxes	(457.3)	(301.0)	(156.3)	51.9	(894.9)	(691.4)	(203.5)	29.4
(=) Revenue from sanitation services, net	5,475.6	4,891.3	584.3	11.9	10,699.1	9,410.2	1,288.9	13.7
Construction revenue	1,273.8	1,263.2	10.6	0.8	2,610.6	2,442.8	167.8	6.9
(=) Net operating income	6,749.4	6,154.5	594.9	9.7	13,309.7	11,853.0	1,456.7	12.3
Construction costs	(1,245.2)	(1,234.8)	(10.4)	0.8	(2,551.9)	(2,387.8)	(164.1)	6.9
Costs and expenses	(3,302.4)	(3,909.4)	607.0	(15.5)	(6,909.8)	(7,083.2)	173.4	(2.4)
Other operating income (expenses), net	6.8	50.5	(43.7)	(86.5)	13.9	65.1	(51.2)	(78.6)
Equity accounting	7.9	10.0	(2.1)	(21.0)	16.7	16.4	0.3	1.8
(=) Earnings before financial result, income tax, and social contribution	2,216.5	1,070.8	1,145.7	107.0	3,878.6	2,463.5	1,415.1	57.4
Financial result	(461.9)	(14.0)	(447.9)	3,199.3	(800.1)	(273.6)	(526.5)	192.4
(=) Earnings before income tax and social contribution	1,754.6	1,056.8	697.8	66.0	3,078.5	2,189.9	888.6	40.6
Income tax and social contribution	(545.2)	(313.1)	(232.1)	74.1	(1,045.8)	(698.8)	(347.0)	49.7
(=) Net income	1,209.4	743.7	465.7	62.6	2,032.7	1,491.1	541.6	36.3
Earnings per share (R$)*	1.77	1.09			2.97	2.18

* Number of shares = 683,509,869

The net revenue from sanitation services totaled R$ 5,475.6 million in 2Q24, an increase of 11.9% over 2Q23.

Costs and expenses totaled R$ 3,302.4 million, a decrease of R$ 607.0 million (-15.5%).

The Company recorded a net income of R$ 1,209.4 million in 2Q24, compared to R$ 743.7 million in 2Q23.

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.				Var.
	2Q24	2Q23	R$	%	1H24	1H23	R$	%
Net income	1,209.4	743.7	465.7	62.6	2,032.7	1,491.1	541.6	36.3
IDP	-	529.6	(529.6)	-	-	529.6	(529.6)	-
Agreement with AAPS	-	-	-	-	162.4	-	162.4	-
(=) Adjusted Net Income (excluding the IDP/AAPS)	1,209.4	1,273.3	(63.9)	(5.0)	2,195.1	2,020.7	174.4	8.6
Income tax and social contribution	545.2	313.1	232.1	74.1	1,045.8	698.8	347.0	49.7
Financial result	461.9	14.0	447.9	3,199.3	800.1	273.6	526.5	192.4
Other operating income (expenses), net	(6.8)	(50.5)	43.7	(86.5)	(13.9)	(65.1)	51.2	(78.6)
Depreciation and amortization	789.4	670.9	118.5	17.7	1,563.2	1,327.9	235.3	17.7
Construction margin	(28.6)	(28.4)	(0.2)	0.7	(58.7)	(55.0)	(3.7)	6.7
(=) Adjusted EBITDA (excluding the IDP/AAPS/Construction Margin)*	2,970.5	2,192.4	778.1	35.5	5,531.6	4,200.9	1,330.7	31.7
(%) Adjusted EBITDA margin (excluding the IDP/AAPS/Construction Margin)	54.2	44.8			51.7	44.6

* The EBITDA and EBITDA margin above are not the same as those used for the purposes of covenants

Adjusted EBITDA was R$ 2,970.5 million in 2Q24, with an adjusted EBITDA margin of 54.2% (44.8% in 2Q23).

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

2.	Revenue from sanitation services

The gross operating income from sanitation services, which excludes construction revenue, totaled R$ 5,932.9 million in 2Q24, an increase of R$ 740.6 million (+14.3%) over the R$ 5,192.3 million recorded in 2Q23.

The main factors that led to the increase were:

•	Tariff adjustment of 9.6% since May 2023;
•	Tariff adjustment of 6.4% since May 2024; and
•	An increase of 3.2% in the total billed volume.

Revenue from sanitation services increased by R$ 1,492.4 million (+14.8%) in 1H24, moving up from R$ 10,101.6 million to R$ 11,594.0 million, mainly due to:

•	Tariff adjustment of 9.6% since May 2023;
•	Tariff adjustment of 6.4% since May 2024; and
•	An increase of 4.5% in the total billed volume.

3.	COFINS and PASEP/TRCF taxes

The rise in expenses was mainly due to increases of 14.8% in revenue and R$ 81.6 million in the non-recuring adjustment in tax credits in 2Q23.

4.	Construction revenue

Construction revenue increased by R$ 10.6 million, due to higher investments made.

In 1H24, construction revenue increased by R$ 167.8 million (+6.9%).

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

5.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category:

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q24	2Q23	Var. %	2Q24	2Q23	Var. %	2Q24	2Q23	Var. %
Residential	489.9	476.9	2.7	431.5	418.7	3.1	921.4	895.6	2.9
Commercial	47.7	47.7	-	46.3	45.5	1.8	94.0	93.2	0.9
Industrial	9.3	8.8	5.7	9.8	9.6	2.1	19.1	18.4	3.8
Public	13.3	12.1	9.9	12.1	10.9	11.0	25.4	23.0	10.4
Total retail	560.2	545.5	2.7	499.7	484.7	3.1	1,059.9	1,030.2	2.9
Wholesale (2)	12.3	11.6	6.0	5.4	5.4	-	17.7	17.0	4.1
Overall Total	572.5	557.1	2.8	505.1	490.1	3.1	1,077.6	1,047.2	2.9
Olímpia	1.3	-	-	1.4	-	-	2.7	-	-
Overall Total Consolidated	573.8	557.1	3.0	506.5	490.1	3.3	1,080.3	1,047.2	3.2
	Water			Sewage			Water + Sewage
Category	1H24	1H23	Var. %	1H24	1H23	Var. %	1H24	1H23	Var. %
Residential	988.1	948.6	4.2	868.8	831.1	4.5	1,856.9	1,779.7	4.3
Commercial	94.9	94.1	0.9	91.8	89.2	2.9	186.7	183.3	1.9
Industrial	18.2	17.4	4.6	19.3	19.0	1.6	37.5	36.4	3.0
Public	24.7	22.2	11.3	22.4	20.0	12.0	47.1	42.2	11.6
Total retail	1,125.9	1,082.3	4.0	1,002.3	959.3	4.5	2,128.2	2,041.6	4.2
Wholesale (2)	23.9	23.8	0.4	11.1	10.8	2.8	35.0	34.6	1.2
Overall Total	1,149.8	1,106.1	4.0	1,013.4	970.1	4.5	2,163.2	2,076.2	4.2
Olímpia	2.6	-	-	2.9	-	-	5.5	-	-
Overall Total Consolidated	1,152.4	1,106.1	4.2	1,016.3	970.1	4.8	2,168.7	2,076.2	4.5

1 Unaudited by external auditors

2 Wholesale includes volumes of reuse water and non-domestic sewage

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

6.	Costs, administrative & selling expenses

Costs, administrative and selling expenses decreased by R$ 607.0 million in 2Q24 (-15.5%).

Costs, administrative, and selling expenses as a percentage of net revenue from sanitation services were 60.3% in 2Q24 compared to 69.1% in 2Q23.

R$ million
			Var.				Var.
	2Q24	2Q23	R$	%	1H24	1H23	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	748.7	1,347.4	(598.7)	(44.4)	1,457.1	2,091.6	(634.5)	(30.3)
IDP	-	529.6	(529.6)	(100.0)	-	529.6	(529.6)	(100.0)
Salaries, payroll charges and benefits, and pension plan obligations (excluding the IDP)	748.7	817.8	(69.1)	(8.4)	1,457.1	1,562.0	(104.9)	(6.7)
General supplies	85.3	90.4	(5.1)	(5.6)	176.1	177.9	(1.8)	(1.0)
Treatment supplies	124.3	138.5	(14.2)	(10.3)	265.6	303.4	(37.8)	(12.5)
Services	663.2	643.1	20.1	3.1	1,346.0	1,268.1	77.9	6.1
Electricity	387.1	386.8	0.3	0.1	781.4	782.6	(1.2)	(0.2)
General expenses	413.5	395.6	17.9	4.5	1,018.5	710.4	308.1	43.4
Agreement with AAPS	-	-	-	-	162.4	-	162.4	-
Share of the municipal government in the collection (São Paulo)	186.6	166.0	20.6	12.4	356.7	315.6	41.1	13.0
Share of the municipal government in the collection (other municipalities)	67.1	41.0	26.1	63.7	142.1	77.9	64.2	82.4
Other general expenses	159.8	188.6	(28.8)	(15.3)	357.3	316.9	40.4	12.7
Tax expenses	19.3	19.3	-	-	39.7	41.1	(1.4)	(3.4)
Depreciation and amortization	789.4	670.9	118.5	17.7	1,563.2	1,327.9	235.3	17.7
Allowance for doubtful accounts	71.6	217.4	(145.8)	(67.1)	262.2	380.2	(118.0)	31.0
Costs, administrative & selling expenses	3,302.4	3,909.4	(607.0)	(15.5)	6,909.8	7,083.2	(173.4)	(2.4)
% of net revenue (excluding construction revenue)	60.3	79.9			64.6	75.3
% of net revenue (excluding construction revenue, IDP, and AAPS)	60.3	69.1			63.1	69.6

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 598.7 million decrease (-44.4%) reported in 2Q24 was mainly due to the non-recurring provision recognized for employees who joined the Incentivized Dismissal Program (IDP) in 2Q23, of R$ 529.6 million. The average number of employees fell by 14.7%, mainly as a result of this program.

The aforementioned decrease was partially offset by the 2.0% application in February 2024 referring to the Career and Salary Plan, and the 2.77% salary adjustment in May 2024.

In 1H24, the decrease was R$ 634.5 million (-30.3%), as a result of the aforementioned factors.

Treatment supplies

Treatment supplies fell by R$ 14.2 million (-10.3%) in 2Q24 compared to 2Q23.

The decrease was mainly due to:

•	Strategies implemented for the replacement and combined use of chemicals; and
•	Optimization of water source usage, resulting in reduced use of algaecides, coagulants, and disinfectants. The Company manages the use of chemicals and the advancement or retreat of the Production Systems by using systems that provide the best cost-effectiveness.

In 1H24, the decrease came to R$ 37.8 million (-12.5%).

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

Services

Service expenses totaled R$ 663.2 million, an increase of R$ 20.1 million (+3.1%) over the R$ 643.1 million recorded in 2Q23. The main increases were:

•	R$ 12.4 million with advertising and marketing expenses; and
•	R$ 6.2 million with the hiring of outsourced labor.

In 1H24, the decrease was R$ 77.9 million (-6.1%), mainly due to:

•	R$ 47.7 million for the maintenance of water and sewage networks, connections, and systems;
•	R$ 12.6 million with customer services; and
•	R$ 7.6 million with environmental compensation services.

Electricity

Electricity expenses totaled R$ 387.1 million in 2Q24, an increase of R$ 0.3 million (+0.1%) over the R$ 386.8 million recorded in 2Q23. Of the total, the Free Market Tariffs (ACL) accounted for 51.9% of total expenses in 2Q24 (54.3% in 2Q23) while the Regulated Market Tariffs (ACR) accounted for 48.1% (45.7% in 2Q23).

The main factors that contributed to this variation were:

•	An average decrease of 0.7% in ACL prices (including Grid Market Tariffs - TUSD), with a 9.5% increase in consumption; and
•	An average increase of 8.0% in ACR tariffs, with no significant variation in consumption.

The R$ 1.2 million decrease (-0.2%) recorded in 1H24 was due to:

•	An average decrease of 2.7% in ACL prices (including Grid Market Tariffs - TUSD), with a 1.8% increase in consumption; and
•	An average increase of 8.3% in ACR tariffs, with no significant variation in consumption.

In 2Q24, the Free Market Tariffs (ACL) accounted for 66.1% of the consumption in megawatt-hours, while the Regulated Market Tariffs (ACR) accounted for 33.9%. In 2Q24, they accounted for 64.1% and 35.9%, respectively. The increase in contracting within the free market is in line with the strategy of optimizing electricity costs.

General expenses

Increase of R$ 17.9 million (+4.5%), totaling R$ 413.5 million in 2Q24, compared to the R$ 395.6 million recorded in 2Q23, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 46.7 million; partially offset by lower expenses with lawsuits, of R$ 26.7 million.

Expenses with municipal transfers totaled R$ 253.7 million in 2Q24, compared to the R$ R$ 207.0 million reported in 2Q23. Expenses with the use of water came to R$ 24.8 million in 2Q24, compared to the R$ 27.6 million recorded in 2Q23.

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

R$ million
Municipal Transfers
Municipality	2Q24	2Q23	Var.	Var. %	Beginning
São Paulo	186.6	166.0	20.6	12.4	Jun/10
Guarulhos	9.4	-	9.4	-	Dec/23
Barueri	3.3	-	3.3	-	May/23
Diadema	2.9	-	2.9	-	Jul/23
Hortolândia	2.2	-	2.2	-	Feb/24
Other municipalities	49.3	41.0	8.3	20.2
TOTAL	253.7	207.0	46.7	22.6

The R$ 308.1 million increase (+43.4%) in 1H24 was due to:

•	Provision of R$ 162.4 million in 1Q24, referring to the agreement with AAPS;
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 105.3 million; and
•	Increase of R$ 42.0 million in expenses with lawsuits.

Expenses with municipal transfers totaled R$ 498.8 million in 1H24, compared to the R$ R$ 393.5 million reported in 1H23. Expenses with the use of water came to R$ 49.8 million in 1H24, compared to the R$ 52.8 million recorded in 1H23.

Depreciation and amortization

Increase of R$ 118.5 million (+17.7%) (R$ 235.3 million (+17.7%) in 1H24), due to the beginning of operations of intangible assets, totaling R$ 7.1 billion.

Allowance for doubtful accounts

Decrease of R$ 145.8 million (-67.1%), from R$ 217.4 million in 2Q23 to R$ 71.6 million in 2Q24, as a result of another Mega Fair event, structuring collection actions, an increase in the volume of disconnections and service suspensions, and agreements with large consumers, with the latter having a non-recurring positive impact of R$ 76.5 million. The allowance for doubtful accounts as a percentage of the Sanitation Revenue was 2.3% in 1H24. Excluding the non-recurring effect, it accounted for 2.9%, below de 3% reported in 2023.

The decrease came to R$ 118.0 million (-31.0%) in 1H24.

7.	Other net operating income (expenses)

Decrease of R$ 43.7 million, mainly due to the higher application of contractual fines charged from suppliers in 2Q23, of R$ 45.5 million.

In 1H24, the R$ 51.2 million decrease was mainly due to (i) the R$ 43.0 million reduction in contractual fines charged from suppliers; and (ii) revenue from the sale of unusable materials in 1H23, non-recurring, of R$ 6.1 million.

8.	Financial result
				R$ million
			Var.
	2Q24	2Q23	R$	%
Financial expenses, net of revenue	(379.5)	(219.4)	(160.1)	73.0
Monetary and exchange variations, net	(82.4)	205.4	(287.8)	(140.1)
Financial Result	(461.9)	(14.0)	(447.9)	3,199.3

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

Financial expenses, net of revenue

				R$ million
			Var.
	2Q24	2Q23	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(321.9)	(254.0)	(67.9)	26.7
Interest and charges on international borrowings and financing	(30.8)	(23.2)	(7.6)	32.8
Other financial expenses	(213.7)	(96.4)	(117.3)	121.7
Total financial expenses	(566.4)	(373.6)	(192.8)	51.6
Financial revenue	186.9	154.2	32.7	21.2
Financial expenses, net of revenue	(379.5)	(219.4)	(160.1)	73.0

The main impacts resulted from:

•	Increase of R$ 67.9 million in interest and charges on domestic borrowings and financing, mainly due to the 31st issue debentures and IFC 2023 fundraising;
•	Increase of R$ 7.6 million in interest and charges on international borrowings and financing, due to new IDB fundraising;
•	Increase of R$ 117.3 million in other financial expenses, mainly due to (i) an R$ 86.3 million increase in interest on Public-Private Partnership - PPP; and (ii) an R$ 15.3 million increase in interest on lawsuits; and
•	Increase of R$ 32.7 million in financial revenues, mainly due to higher revenue on financial investments in 2Q24, as a result of the higher cash balance.

Monetary and exchange variations, net

				R$ million
			Var.
	2Q24	2Q23	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(23.1)	(38.1)	15.0	(39.4)
Exchange variations on borrowings and financing	(216.1)	263.7	(479.8)	(181.9)
Gains/(Losses) with derivative financial instruments	91.6	-	91.6	-
Other monetary variations	(43.8)	(71.2)	27.4	(38.5)
Total monetary and exchange variations on liabilities	(191.4)	154.4	(345.8)	(224.0)
Monetary and exchange variations on assets	109.0	51.0	58.0	113.7
Monetary and exchange variations, net	(82.4)	205.4	(287.8)	(140.1)

The negative effect of net monetary and exchange variations in 2Q24 was R$ 287.8 million, especially due to:

•	A decrease of R$ 15.0 million in monetary variations on borrowings and financing, mainly because of (i) a decrease in IPCA (from 1.56% in 2Q23 to 1.0% in 2Q24); and (ii) higher capitalization of monetary variation on debentures in 2Q24, of R$ 5.5 million;
•	An increase of R$ 479.8 million in exchange variations on loans and financing, due to the appreciation of the U.S. dollar and the Yen in 2Q24 (11.3% and 4.7%, respectively), compared to the depreciation occurred in 2Q23 (-5.1% and -12.8%, respectively);
•	Gains with derivative financial instruments, of R$ 91.6 million;
•	A decrease of R$ 27.4 million in other monetary variations, mainly due to lower monetary variation on Public-Private Partnership (PPP) in 2Q24, of R$ 40.6 million, partially offset by higher monetary variation on transfers to municipalities, of R$ 7.4 million; and

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

•	An increase of R$ 58.0 million in monetary variations on assets, mainly due to higher monetary variation on agreements in 2Q24.

9.	Income tax and social contribution

In 2Q24, the increase was R$ 232.1 million (+74.1%), mainly due to:

•	An increase of R$ 594.9 million in net operating revenue; and
•	A decrease of R$ 607.0 million in costs and expenses.

The factors above were partially offset by the negative variation of R$ 447.9 million in the financial result.

10.	Indicators

a)	Operational

Information *	2Q24	2Q23%
Water Connections[1]	10,336	10,242	0.9
Sewage Connections[1]	8,833	8,728	1.2
Population Directly Served - Water[2]	28.1	28.1	0.0
Population Directly Served - Sewage[2]	24.9	24.8	0.4
Number of Employees	10,158	12,221	(16.9)
Volume of water produced in the quarter [3]	770	734	4.9
Volume of water produced in 2024[3]	1,542	1,467	5.1
IPM - Measured Water Loss (%)	29	30	(1.4)
IPDt (liters/connection x day) [3]	262	256	2.3

1. Active connections in thousand units at the end of the period.

2. In million inhabitants, at the end of the period. Does not include wholesale.

3. Millions of m3.

* Unaudited by external auditors

b)	Economic
Economic variables at the close of the quarter (*)	2Q24	2Q23
Amplified Consumer Price Index (1)	1.00	1.56
National Consumer Price Index (2)	1.08	0.79
Consumer Price Index (2)	0.69	0.60
Interbank Deposit Certificate (3)	10.51	13.65
U.S. dollar (4)	5.56	4.82
Yen (4)	0.03	0.03

1. Accrued in the quarter ended “May/24 x May/23”

2. Accrued in the quarter (%)

3. Average quarterly rate (%)

.4. Ptax sale rate on the last day

* Unaudited by external auditors

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

11.	Borrowings and financing
									R$ thousand
DEBT PROFILE
	2024	2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of total
Local currency
Brazilian Federal Savings Bank	57,230	119,788	127,262	135,191	143,481	149,106	933,896	1,665,954	8
IDBs - National	125,654	260,899	330,209	315,069	420,959	383,940	1,974,383	3,811,113	18
IFC	11,400	44,200	61,800	80,800	123,600	181,600	1,209,202	1,712,602	8
Debentures	362,440	1,319,166	1,219,530	1,395,509	668,031	1,303,628	3,231,065	9,499,369	44
BNDES	140,863	261,230	251,277	238,513	84,491	34,244	189,898	1,200,516	6
Other	284	568	142	-	-	-	-	994	0
Leases (Concession Agreements, Program Contracts, and Contract Asset) (1)	54,587	25,417	25,417	25,417	25,417	23,515	134,789	314,559	0
Leases (Others) (2)	25,187	86,164	60,423	1,524	8,566	-	-	181,864	1
Interest and Charges	420,751	69,732	-	-	-	-	-	490,483	2
Total in local currency	1,198,396	2,187,164	2,076,060	2,192,023	1,474,545	2,076,033	7,673,233	18,877,454	87

Foreign currency
IDBs	28,567	79,398	44,526	44,526	44,526	44,526	619,942	906,011	4
IBRDs	16,898	33,796	33,796	33,796	33,796	49,070	420,928	622,080	3
JICAs	74,145	148,290	148,290	148,290	148,290	148,182	527,697	1,343,184	6
Interest and Other Charges	28,079	-	-	-	-	-	-	28,079	0
Total in foreign currency	147,689	261,484	226,612	226,612	226,612	241,778	1,568,567	2,899,354	13

OVERALL TOTAL	1,346,085	2,448,648	2,302,672	2,418,635	1,701,157	2,317,811	9,241,800	21,776,808	100

1 Refers to work contracts signed as Assets Lease;

2 Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 2Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30

1 “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 2Q24 and 2Q23, the Company met the requirements of its borrowings and financing agreements.

12.	Investments

Investments totaled R$ 1,296.6 million in 2Q24, while cash disbursed for investments, including from previous periods, totaled R$ 1,151.4 million.

The table below shows investments broken down by water and sewage:

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Comments on the Company’s Performance

R$ million
	Water	Sewage	Total
Investments made	549.2	747.4	1,296.6

Investments made in 1H24 totaled R$ 2,717.0 million, of which R$ 1,217.6 million in water and R$ 1,499.4 million in sewage. Accumulated cash disbursed referring to investments, including from previous periods, totaled R$ 1,738.8 million.

13.	Public-Private Partnerships

The chart below shows expenses with Public-Private Partnerships in 2Q24, compared to the figures reported in 2Q23:

				R$ thousand
	2Q24	2Q23	Var.	%
SÃO LOURENÇO PRODUCTION SYSTEM
General Supplies	4,975.6	4,864.6	111.0	2.3
Services	10,498.8	10,264.5	234.3	2.3
General Expenses	1,374.9	1,344.2	30.7	2.3
Amortization	41,682.1	42,474.5	(792.4)	(1.9)
Financial Expenses	119,253.2	81,915.8	37,337.4	45.6
Total	177,784.6	140,863.6	36,921.0	26.2
ALTO TIETÊ PRODUCTION SYSTEM
Services	-	18,568.1	(18,568.1)	(100.0)
Amortization	4,065.8	4,078.3	(12.5)	(0.3)
Financial Expenses	-	5,425.1	(5,425.1)	(100.0)
Total	4,065.8	28,071.5	(24,005.7)	(85.5)

Total expenses with PPP	181,850.4	168,935.1	12,915.3	7.6

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of June 30, 2024, the Company operated water and sewage services in 375 municipalities of the São Paulo State, including the Municipality of Olímpia, which started being operated by the Company on December 11, 2023, through a Specific Purpose Entity (SPE).

As of May 24, 2024, a new Concession Agreement between SABESP and the Regional Unit of Drinking Water Supply and Sewage Services of the Southeast Region (URAE-1) was signed, covering 371 municipalities and valid until 2060, subject to the conclusion of the Company’s privatization process, occurred on July 23, 2024.

The table below shows a summary of the contractual situation of the municipalities served:

	Consolidated		Parent Company
	June 30, 2024	December 31, 2023	June 30, 2023

Municipalities that have already signed contracts URAE-1:	371	371	371
Balance – intangible and contract assets	51,131,136	49,789,584	47,669,143
Percentage of intangible and contract assets	97.35%	96.85%	97.14%
Revenue from sanitation services (excluding construction revenue)	11,476,746	21,328,553	10,014,834
Percentage of revenue from sanitation services (excluding construction revenue)	98.99%	99.14%	99.14%

Municipalities with concession agreements due (that did not joined URAE-1):	3	3	3
Balance – intangible and contract assets	20,499	20,843	21,457
Percentage of intangible and contract assets	0.04%	0.04%	0.04%
Revenue from sanitation services (excluding construction revenue)	8,822	15,293	6,943
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.07%	0.07%

Municipalities with expired contracts: (**)	-	1	1
Balance – intangible and contract assets	-	11,309	11,412
Percentage of intangible and contract assets	-	0.02%	0.02%

F - 1

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Revenue from sanitation services (excluding construction revenue)	-	17,559	7,904
Percentage of revenue from sanitation services (excluding construction revenue)	-	0.08%	0.08%
Total municipalities that have already signed contracts (new concession agreements -Law 14,026/2020) - Olímpia:	1	1	-
Balance – intangible and contract assets	147,486	147,589	-
Percentage of intangible and contract assets	0.28%	0.29%	-
Revenue from sanitation services (excluding construction revenue)	16,533	3,477	-
Percentage of revenue from sanitation services (excluding construction revenue)	0.14%	0.02%	-
Municipality of São Paulo:
Percentage of intangible and contract assets	44.84%	43.28%	43.19%
Percentage of revenue from sanitation services (excluding construction revenue)	44.38%	44.94%	45.13%

(*) Refers to the municipalities of Miguelópolis and Quintana, maturing in 2027, and the municipality of Nova Guataporanga, maturing in 2040.

(**) The Municipality of Igarapava held a bidding process for the concession of the Water Supply and Sewage Services System, and SABESP provided services in that municipality until May 31, 2024.

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, Barueri Energia Renovável (previously Foxx URE-BA Ambiental), and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on August 08, 2024.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of June 30, 2024, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of June 30, 2024, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2023, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of material information on accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

3	Summary of material information on accounting policies

The significant accounting policy information used in the preparation of the quarterly information as of June 30, 2024, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2023, disclosed in Note 3 of such financial statements, except for Note 4.1 (d).

4	Risk management

4.1	Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company contracted hedge transactions in the second quarter of 2024 to protect itself against such risk, according to Note 4.1 (d).

Part of the financial debt, totaling R$ 2,941,596 as of June 30, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

	Parent Company and Consolidated
	June 30, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	282,069	1,567,993	280,188	1,356,474
Borrowings and financing – Yen	38,932,983	1,345,524	41,078,385	1,405,702
Interest and charges from borrowings and financing – US$		20,410		15,510
Interest and charges from borrowings and financing – Yen		7,669		8,167
Total exposure		2,941,596		2,785,853
Borrowing cost – US$		(39,903)		(37,520)
Borrowing cost – Yen		(2,339)		(2,442)
Total foreign currency-denominated borrowings (Note 16)		2,899,354		2,745,891

The 5.6% increase in the balance of the foreign currency-denominated debt from June 30, 2024, compared to December 31, 2023, was mainly impacted by the appreciation of the Yen against the Brazilian real and amortizations in the period. The table below shows the prices and exchange variations in the period:

	June 30, 2024	December 31, 2023	Var.
US$	R$ 5.5589	R$ 4.8413	14.8%
Yen	R$ 0.03456	R$ 0.03422	1.0%

Borrowings and financing rose by R$ 209,893 from January to June 2024 (a decrease of R$ 347,534 from January to June 2023), due to exchange rate changes. See Note 16 (ii). As of June 30, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on the result before funding costs and taxes on the three-month period ended June 30, 2024 would have been R$ 294,160 (R$ 272,474 for the three-month period ended June 30, 2023), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of June 30, 2024 in US$ - Liabilities	282,069

US$ rate as of June 30, 2024	5.5589
Exchange rate estimated according to the scenario	5.2000
Difference between the rates	0.3589

Effect on net financial result R$ - (gain)	101,235

Net currency exposure as of June 30, 2024, in ¥ - Liabilities	38,932,983

Yen rate as of June 30, 2024	0.03456
Exchange rate estimated according to the scenario	0.03624
Difference between the rates	(0.00168)

Effect on the net financial result R$ - (loss)	(65,407)

Total effect on the net financial result in R$ - (loss)	35,828

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for June 30, 2025 were used, according to the BACEN-Focus report and B3’s Benchmark Rate report, of June 30, 2024, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk, except for SOFR - Secured Overnight Financing Rate; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023
CDI (i)	12,154,990	9,966,111
TR (ii)	1,665,953	1,684,711
IPCA (iii)	2,951,340	3,038,378
TJLP (iv)	1,211,084	1,365,806
SOFR (v)	1,567,994	1,356,473
Interest and charges	510,892	392,906
Total	20,062,253	17,804,385

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of June 30, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2024 would have been R$ 200,623 (R$ 169,666 for the six-month period ended June 30, 2023), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of June 30, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the balance sheet date. See Notes 6, 7, 8, 9, and 10.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA+.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company
	June 30, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	4,332,408	2,939,713
Others (*)	816,446	324,546
	5,148,854	3,264,259

	Consolidated
	June 30, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	4,337,054	2,940,690
Others (*)	816,471	324,546
	5,153,525	3,265,236

(*) As of June 30, 2024, this category includes R$ 140,013 referring to Banco BV (R$ 322,241 as of December 31, 2023) and R$ 671,756 referring to Banco Santander (R$ 1,680 as of December 31, 2023), current accounts, and financial investments, which are not rated by Fitch.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2024.

	Parent Company
	2024	2025	2026	2027	2028	2029 onwards	Total
June 30, 2024

Liabilities
Borrowings and financing	1,741,502	3,889,496	3,527,222	3,426,474	2,525,129	14,443,000	29,552,823
Trade payables and contractors	499,630	-	-	-	-	-	499,630
Services payable	847,120	-	-	-	-	-	847,120
Public-Private Partnership - PPP	216,630	446,524	461,438	476,850	492,777	6,164,553	8,258,772
Program Contract Commitments	18,864	1,241	1,241	1,241	1,241	11,787	35,615
Total	3,323,746	4,337,261	3,989,901	3,904,565	3,019,147	20,619,340	39,193,960

	Consolidated
	2024	2025	2026	2027	2028	2029 onwards	Total
June 30, 2024

Liabilities
Borrowings and financing	1,741,502	3,889,496	3,527,222	3,426,474	2,525,129	14,443,000	29,552,823
Trade payables and contractors	497,820	-	-	-	-	-	497,820
Services payable	850,609	-	-	-	-	-	850,609

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Notes to the Quarterly Information

	Consolidated
	2024	2025	2026	2027	2028	2029 onwards	Total
Public-Private Partnership - PPP	216,630	446,524	461,438	476,850	492,777	6,164,553	8,258,772
Program Contract Commitments	18,864	1,241	1,241	1,241	1,241	11,787	35,615
Total	3,325,425	4,337,261	3,989,901	3,904,565	3,019,147	20,619,340	39,195,639

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Derivative financial instruments

Under the Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, thus reducing the effects of undesirable fluctuations of these variables on the Company’s operations.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to protect the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

Five financial institutions were contracted to carry out hedge operations, with no speculative nature, through swap transactions of debt variations in US$ + 6.23% and Yen + 1.44% interest per year for a percentage of CDI+ 0.13% p.a. The total value of the hedged debt was 98.0%.

The Company did not apply the “hedge accounting” policy for these contracts, measuring them at fair value through profit or loss, presenting the effects of this derivative financial instrument in the financial result. The debts corresponding to these financings are shown in Note 16. As of June 30, 2024, the Company had swap contracts (US$ and Yen + interest x CDI), as shown below:

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Notes to the Quarterly Information

Transaction	Financing	Notional Value US$	Fair Value of the Long Position (R$)	Fair Value of the Short Position (R$)	Gain/(Loss) with Derivatives - Swap (R$)	Payment	Gain/(Loss) with Derivatives - Swap (R$)
1	JICA 15 CONS	4,320,019,000	93,222,276	90,417,574	2,804,702	-	2,804,702
2	JICA 15 WORK	2,018,346,000	22,271,131	21,597,991	673,140	-	673,140
3	JICA 17 WORK	2,792,232,000	130,820,571	128,970,306	1,850,265	(152,032)	1,698,233
4	JICA 17 CONS	672,120,000	68,839,691	67,789,477	1,050,214	(37,284)	1,012,930
5	JICA 18 WORK	1,959,188,000	151,099,190	148,611,135	2,488,055	-	2,488,055
6	JICA 18 CONS	3,739,692,000	70,903,929	69,742,747	1,161,182	-	1,161,182
7	JICA 19 WORK	20,945,522,000	90,948,659	91,014,925	(66,266)	-	(66,266)
8	JICA 19 CONS	2,630,212,000	732,178,415	732,648,919	(470,504)	-	(470,504)
9	IDB 1212	15,417,137	87,005,277	81,235,011	5,770,266	-	5,770,266
10	IDB 4623	152,186,603	246,990,216	234,347,970	12,642,246	-	12,642,246
11	IBRD 7662-BR	60,887,889	856,426,723	808,021,839	48,404,884	-	48,404,884
12	IBRD 8916	43,517,292	343,173,019	325,617,180	17,555,839	(2,057,859)	15,497,980
Total		39,349,339,921	2,893,879,097	2,800,015,074	93,864,023	(2,247,175)	91,616,848

Operations started in mid-April 2024 and will be effective until December 12, 2024.

(e)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1). To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2024, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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Notes to the Quarterly Information

Parent Company and Consolidated
June 30, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	5,124,543	11.1900%(**)
Financial income		573,436

Liabilities
CDI	(12,154,990)	11.1900%(**)
Interest to be incurred		(1,360,143)

CDI net exposure	(7,030,447)	(786,707)

Liabilities
TR	(1,665,953)	0.0083%(**)
Expenses to be incurred		(138)

IPCA	(2,951,340)	3.6300%(*)
Expenses to be incurred		(107,134)

TJLP	(1,211,084)	7.2900%(*)
Interest to be incurred		(88,288)

SOFR (***)	(1,567,994)	5.0880%(***)
Interest to be incurred		(79,780)

Total expenses to be incurred, net		(1,062,047)

(*) Source: BACEN and LCA as of June 30, 2024
(**) Source: B3 as of June 30, 2024
(***) Source: Bloomberg

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Notes to the Quarterly Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Parent Company
	June 30, 2024	December 31, 2023

Total borrowings and financing (Note 16)	21,776,808	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,809,311)	(838,338)
(-) Financial investments (Note 7)	(2,339,543)	(2,425,921)

Net debt	16,627,954	16,272,091
Total equity	31,797,089	29,857,376

Total (shareholders plus providers of capital)	48,425,043	46,129,467

Leverage ratio	34%	35%

	Consolidated
	June 30, 2024	December 31, 2023

Total borrowings and financing (Note 16)	21,776,808	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,809,432)	(838,484)
(-) Financial investments (Note 7)	(2,344,093)	(2,426,752)

Net debt	16,623,283	16,271,114
Total equity	31,797,089	29,857,376

Total (shareholders plus providers of capital)	48,420,372	46,128,490

Leverage ratio	34%	35%

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Notes to the Quarterly Information

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

As of June 30, 2024, the Company did not have financial assets classified as fair value through other comprehensive income. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments. As of June 30, 2024, the Company’s derivative financial instruments are included in the category fair value through profit or loss:

The estimated fair values of the financial instruments were as follows:

Financial Assets

	Parent Company
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,809,311	2,809,311	838,338	838,338
Financial investments	2,339,543	2,339,543	2,425,921	2,425,921
Restricted cash	50,638	50,638	54,944	54,944
Trade receivables	3,973,449	3,973,449	3,853,398	3,853,398
Derivative financial instruments	93,864	93,864	-	-
ANA	1,908	1,908	2,673	2,673
Other assets	358,646	358,646	274,924	274,924

	Consolidated
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,809,432	2,809,432	838,484	838,484
Financial investments	2,344,093	2,344,093	2,426,752	2,426,752
Restricted cash	50,638	50,638	54,944	54,944
Trade receivables	3,978,948	3,978,948	3,856,723	3,856,723
Derivative financial instruments	93,864	93,864	-	-

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Notes to the Quarterly Information

	Consolidated
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
ANA	1,908	1,908	2,673	2,673
Other assets	273,805	273,805	196,065	196,065

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,170,419 as of June 30, 2024 (R$ 1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,052,971 (R$ 1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	Parent Company
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	21,776,808	22,179,851	19,536,350	19,950,055
Trade payables and contractors	499,630	499,630	456,064	456,064
Services payable	847,120	847,120	749,226	749,226
Program Contract Commitment	31,825	31,825	34,016	34,016
Public-Private Partnership - PPP	3,226,265	3,226,265	3,286,614	3,286,614

	Consolidated
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	21,776,808	22,179,851	19,536,350	19,950,055
Trade payables and contractors	497,820	497,820	456,215	456,215
Services payable	850,609	850,609	750,732	750,732
Program Contract Commitment	31,825	31,825	34,016	34,016
Public-Private Partnership - PPP	3,226,265	3,226,265	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of June 30, 2024, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2023.

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Notes to the Quarterly Information

Financial instruments referring to financial investments, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	Parent Company
	June 30, 2024	December 31, 2023

Cash and banks	24,311	31,041
Cash equivalents	2,785,000	807,297
Total	2,809,311	838,338

	Consolidated
	June 30, 2024	December 31, 2023

Cash and banks	24,432	31,187
Cash equivalents	2,785,000	807,297
Total	2,809,432	838,484

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Notes to the Quarterly Information

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The maintenance of the R$ 2,785,000 in cash equivalents was due to the expectation of disbursement for the early transfer to municipalities, under the new Concession Agreement executed on May 24, 2024, to be made in August 2024, and is distributed and allocated as follows: (i) R$ 2,285,000 in an exclusive fund in Banco do Brasil S/A, and (ii) R$ 500,000 in investments in CDB in the Brazilian Federal Savings Bank.

As of June 30, 2024, the average yield of cash equivalents corresponded to 96.83% of CDI (96.25% as of December 31, 2023).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company
	June 30, 2024	December 31, 2023
Banco BV	140,013	322,240
Banco Bradesco S/A	-	643,445
Banco BTG Pactual S/A	586,055	449,241
Banco do Brasil S/A	1,296	1,010,995
Banco Santander	674,583	-
Brazilian Federal Savings Bank	937,596	-
	2,339,543	2,425,921

	Consolidated
	June 30, 2024	December 31, 2023
Banco BV	140,013	322,240
Banco Bradesco S/A	-	643,445
Banco BTG Pactual S/A	586,055	449,241
Banco do Brasil S/A	5,846	1,011,826
Banco Santander	674,583	-
Brazilian Federal Savings Bank	937,596	-
	2,344,093	2,426,752

As of June 30, 2024, the average yield of the financial investments corresponded to 101.6% of CDI (103.3% as of December 31, 2023).

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Notes to the Quarterly Information

8	Restricted cash

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	42,907	47,749
Brazilian Federal Savings Bank – escrow deposits	694	365
Other	7,037	6,830
	50,638	54,944

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, due to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

9	Trade receivables

(a)	Statement of financial position details

	Parent Company
	June 30, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,357,627	2,199,475
Agreements (iii)	828,816	839,010

	3,186,443	3,038,485
Government entities:
Municipal	634,113	623,434
Federal	14,113	8,036
Agreements (iii)	293,686	374,372

	941,912	1,005,842
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,679	4,343
São Caetano do Sul	10,214	45,333
São Caetano do Sul Agreement	74,875	-

Total wholesale customers – Municipal governments	89,768	49,676

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Notes to the Quarterly Information

	Parent Company
	June 30, 2024	December 31, 2023
Unbilled supply	1,107,256	1,136,604

Subtotal	5,325,379	5,230,607
Allowance for doubtful accounts	(1,351,930)	(1,377,209)

Total	3,973,449	3,853,398

Current	3,665,788	3,580,962
Noncurrent	307,661	272,436

Total	3,973,449	3,853,398

	Consolidated
	June 30, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,361,349	2,200,921
Agreements (iii)	828,816	839,010

	3,190,165	3,039,931
Government entities:
Municipal	634,325	623,601
Federal	14,121	8,036
Agreements (iii)	293,686	374,372

	942,132	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,679	4,343
São Caetano do Sul	10,214	45,333
São Caetano do Sul Agreement	74,875	-

Total wholesale customers – Municipal governments	89,768	49,676

Unbilled supply	1,108,813	1,138,316

Subtotal	5,330,878	5,233,932
Allowance for doubtful accounts	(1,351,930)	(1,377,209)

Total	3,978,948	3,856,723

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Notes to the Quarterly Information

	Consolidated
	June 30, 2024	December 31, 2023
Current	3,671,287	3,584,287
Noncurrent	307,661	272,436

Total	3,978,948	3,856,723

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	Parent Company
	June 30, 2024	December 31, 2023

Current	2,954,257	2,635,280
Past-due:
Up to 30 days	592,034	627,472
From 31 to 60 days	251,336	271,476
From 61 to 90 days	179,485	181,639
From 91 to 120 days	141,035	127,421
From 121 to 180 days	295,975	290,610
From 181 to 360 days	57,387	57,289
Over 360 days	853,870	1,039,420

Total past-due	2,371,122	2,595,327

Total	5,325,379	5,230,607

	Consolidated
	June 30, 2024	December 31, 2023

Current	2,957,548	2,723,975

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Notes to the Quarterly Information

	Consolidated
	June 30, 2024	December 31, 2023
Past-due:
Up to 30 days	592,918	627,986
From 31 to 60 days	251,821	271,476
From 61 to 90 days	179,840	181,639
From 91 to 120 days	141,228	127,421
From 121 to 180 days	296,267	290,610
From 181 to 360 days	57,387	57,289
Over 360 days	853,869	953,536

Total past-due	2,373,330	2,509,957

Total	5,330,878	5,233,932

(c)	Allowance for doubtful accounts

	Parent Company and Consolidated	Parent Company
Changes in assets	January to June 2024	January to June 2023

Balance at the beginning of the period	1,377,209	1,428,517
Creation/(reversal) of losses	80,095	77,671
Recoveries	(105,374)	(29,441)

Balance at the end of the period	1,351,930	1,476,747

	Parent Company and Consolidated		Parent Company
Reconciliation of estimated/historical losses at the result	April to June 2024	January to June 2024	April to June 2023	January to June 2023

Write-offs	(95,651)	(285,936)	(141,296)	(331,434)
(Losses)/reversal with state entities – related parties	(926)	(1,506)	175	(567)
(Losses)/reversal with the private sector/government entities	(39,998)	(80,095)	(86,119)	(77,671)
Recoveries	64,930	105,374	9,814	29,441

Amount recorded as expense (Note 27)	(71,645)	(262,163)	(217,426)	(380,231)

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Notes to the Quarterly Information

The Company does not have customers individually representing 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of June 30, 2024, the Company has registered warrants issued in its favor, currently totaling R$ 3,211,041 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the quarterly information.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company’s registered warrants are as follows:

	Parent Company and Consolidated
Debtor	June 30, 2024	December 31, 2023
Municipality of São Paulo	3,100,546	3,042,927
São Paulo State	41,359	-
Municipality of Ferraz de Vasconcelos	23,410	-
Municipality of Cachoeira Paulista	12,015	15,456
Municipality of Agudos	13,381	14,964
Other	20,330	11,918
Total	3,211,041	3,085,265

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with these municipalities.

As of May 09, 2024, the Board of Directors approved the adherence to the notice for agreement 1/2024 from the Municipality of São Paulo (PMSP), whose adherence deadline ended on June 30, 2024. The objective of said Notice was the presentation of direct agreement proposals by holders of registered warrants.

For the adherence to be effective, approval by the Registered Warrants Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice are required, the assessments of which are in progress and still wait the formalization of approvals by the São Paulo Municipal Government (PMSP). SABESP may withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (Depre), as provided in the Notice.

The Company does not expect changes in the recognition method of the municipality of São Paulo's registered warrants until such adherence becomes effective and the uncertainties related to their receipt are resolved.

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Notes to the Quarterly Information

10	Related-party balances and transactions

(a)	São Paulo State

Accounts receivable, interest on capital, revenue and expenses

	Parent Company
	June 30, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	168,091	169,508
Allowance for losses	(52,004)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	18,887	36,241
- GESP Agreement – 2015	110,234	106,022

Total current	245,208	261,273

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	923,850	933,911

Total noncurrent	925,211	935,272

Total receivables	1,170,419	1,196,545

Assets:
Sanitation services	117,448	120,371
Reimbursement of additional retirement and pension benefits paid (G0)	1,052,971	1,076,174

Total	1,170,419	1,196,545

Liabilities:
Interest on capital payable	-	420,564

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Notes to the Quarterly Information

	Consolidated
	June 30, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	168,131	169,515
Allowance for losses	(52,004)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	18,887	36,241
- GESP Agreement – 2015	110,234	106,022

Total current	245,248	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	923,850	933,911

Total noncurrent	925,211	935,272

Total receivables	1,170,459	1,196,552

Assets:
Sanitation services	117,488	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,052,971	1,076,174

Total	1,170,459	1,196,552

Liabilities:
Interest on capital payable	-	420,564

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024

Revenue from sanitation services	225,373	408,489	198,678	361,781	225,431	408,576
Payments from related parties	(211,504)	(397,708)	(175,577)	(343,189)	(211,504)	(397,708)

Payment received from reimbursement referring to Law 4,819/1958	(73,886)	(121,702)	(51,359)	(103,952)	(73,886)	(121,702)

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Notes to the Quarterly Information

The information below refers to the Parent Company’s and Consolidated’s balances and transactions.

(i)	Disputed Amounts

As of June 30, 2024 and December 31, 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,631,423 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were created for the total amount.

(ii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of June 30, 2024, and December 31, 2023, the amounts corresponding to the actuarial liability totaled R$ 2,091,864 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of June 30, 2024, the balance of the agreement totaled R$ 9,447 and R$ 106,543 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)     Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)     Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From April to June 2024, and from January to June 2024, expenses with employees assigned to other state entities totaled R$ 2,462 and R$ 5,098 (R$ 1,925 and R$ 2,597 from April to June 2023, and from January to June 2023), respectively.

No expenses with employees from other entities assigned to the Company were recorded from April to June 2024 and from January to June 2023 and in the same periods in 2023.

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Notes to the Quarterly Information

(f)	Non-operating assets

As of June 30, 2024 and December 31, 2023, the Company had an amount of R$ 3,613 related to land and lent structures.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until June 30, 2024, totaled R$ 27,347 (R$ 44,249 as of December 31, 2023). See Note 21.

(h)    Compensation of the Fiscal Council and Management

From April to June and from January to June 2024, expenses related to the compensation of the members of Management and Fiscal Council totaled R$ 2,543 and R$ 4,908 (R$ 2,132 and R$ 3,790 from April to June and from January to June 2023), respectively.

From April to June and from January to June 2024, additional amounts of R$ 540 and R$ 1,080 (R$ 584 and R$ 869 from April to June and from January to June 2023), respectively, from the management bonus program were recorded.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of June 30, 2024, the balance of principal and interest of this agreement totaled R$ 931 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 694 and R$ 2,814, respectively, as of December 31, 2023), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of June 30, 2024, the balance of principal and interest of this agreement totaled R$ 83,522, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of April 30, 2024, the balance of these financings totaled R$ 994 (R$ 1,278 as of December 31, 2023).

(k)	Privatization Process

According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, for the contracting of independent audit firms, law firms, opinions, or specialized studies necessary to the privatization.

The amount to be reimbursed by the São Paulo State as of June 30, 2024 was R$ 25,355, recorded under “Other assets”.

11	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)), except when SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 2023 to the Annual Financial Statements as of December 31, 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

	Equity		Contribution	Dividends	Profit (loss) for the period
	June 30, 2024	December 31, 2023	January to June 2024	January to June 2024	January to June 2024	(*)	January to June 2023
Sesamm	70,125	61,275	-	-	8,850	-	11,134
Águas de Andradina	35,933	34,088	-	(1,068)	2,913	-	1,150
Águas de Castilho	7,806	12,784	-	(6,157)	1,179	-	1,019
Attend Ambiental	51,868	43,263	-	-	8,605	-	12,060
Aquapolo Ambiental	121,785	102,442	-	-	19,343	-	17,445
Paulista Geradora de Energia - PGE (**)	40,951	42,307	590	-	(1,946)	-	(77)
Cantareira SP Energia	10,733	10,650	-	-	83	-	(366)
Barueri Energia Renovável (***)	144,130	63,309	82,149	-	(744)	(584)	(7,142)
Infranext Soluções em Pavimentação (****)	4,154	4,699	-	-	(522)	(23)	(1,392)
Sabesp Olímpia	(9,740)	(3,066)	-	-	(6,674)	-	-

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount in the same year. In 2024, Servtec and Tecniplan paid the remaining amount of R$ 590, with the total paid-in amount corresponding to a 75% equity interest. As of May 31, 2024, SABESP had an outstanding payable amount of R$ 5,150. The information presented refers to the position as of May 31, 2024, the last balance sheet received.

(***) Former Foxx URE-BA Ambiental.

(****) Infranext’s share capital will be R$ 12,000. As of June 30, 2024, SABESP had an outstanding payable amount of R$ 4,950.

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Notes to the Quarterly Information

	Parent Company
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting			Interest percentage
	June 30, 2024	December 31, 2023	January to June 2024	January to June 2024	January to June 2024	January to June 2024	(*)	January to June 2023	June 30, 2024	December 31, 2023
Sesamm	25,245	22,059	-	-	-	3,186	-	4,009	36%	36%
Águas de Andradina	10,779	10,225	-	(320)	-	874	-	344	30%	30%
Águas de Castilho	2,342	3,835	-	(1,847)	-	354	-	306	30%	30%
Attend Ambiental	23,341	19,469	-	-	-	3,872	-	5,427	45%	45%
Aquapolo Ambiental	59,674	50,196	-	-	-	9,478	-	8,548	49%	49%
Paulista Geradora de Energia	6,375	6,861	-	-	-	(486)	-	(19)	25%	25%
Cantareira SP Energia	5,253	5,212	-	-	-	41	-	(179)	49%	49%
Barueri Energia Renovável	28,826	12,663	16,430	-	-	(150)	(117)	(1,429)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	245	(235)	(10)	(626)	45%	45%
Sabesp Olímpia	-	-	-	-	6,674	(6,674)	-	-	100%	100%
Total	161,835	130,520	16,430	(2,167)	6,919	10,260	(127)	16,381
Barueri Energia Renovável – Fair value (**)	24,792	25,244
Other investments	6,099	6,099
Overall total	192,726	161,863

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

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Notes to the Quarterly Information

	Consolidated
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting		Interest percentage
	June 30, 2024	December 31, 2023	January to June 2024	January to June 2024	January to June 2024	January to June 2024	(*)	June 30, 2024	December 31, 2023
Sesamm	25,245	22,059	-	-	-	3,186	-	36%	36%
Águas de Andradina	10,779	10,225	-	(320)	-	874	-	30%	30%
Águas de Castilho	2,342	3,835	-	(1,847)	-	354	-	30%	30%
Attend Ambiental	23,341	19,469	-	-	-	3,872	-	45%	45%
Aquapolo Ambiental	59,674	50,196	-	-	-	9,478	-	49%	49%
Paulista Geradora de Energia	6,375	6,861	-	-	-	(486)	-	25%	25%
Cantareira SP Energia	5,253	5,212	-	-	-	41	-	49%	49%
Barueri Energia Renovável	28,826	12,663	16,430	-	-	(150)	(117)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	245	(235)	(10)	45%	45%
Total	161,835	130,520	16,430	(2,167)	245	16,934	(127)
Barueri Energia Renovável – Fair value (**)	24,792	25,244
Other investments	6,099	6,099
Overall total	192,726	161,863

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

As of July 02, 2024, Barueri Energia Renovável S.A. (“Barueri Energia”) issued simple debentures, not convertible into shares, with additional personal guarantees, in a single series, totaling R$ 395,000, to finance the investments expected in its business plan. SABESP pledged its shareholding as a collateral for the issue and provided an Equity Support Agreement (ESA) as security instruments, observing the limit of its shareholding to 20% of the transaction value, i.e., R$ 79,000.

12	Investment properties

	Parent Company and Consolidated
	December 31, 2023	Depreciation	June 30, 2024

Investment properties	46,678	(24)	46,654

	Parent Company
	December 31, 2022	Depreciation	June 30, 2023

Investment properties	46,726	(24)	46,702

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Notes to the Quarterly Information

As of June 30, 2024, the market value of these properties was approximately R$ 393,600 (R$ 393,600 as of December 31, 2023).

13	Contract asset

	Parent Company
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	June 30, 2024 (iii)

Total contract asset	7,393,096	2,585,483	1,960	(2,237,765)	7,742,774

	Consolidated
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	June 30, 2024 (iii)

Total contract asset	7,393,096	2,587,847	1,960	(2,237,765)	7,745,138

As of June 30, 2024 and December 31, 2023, the contract asset had no amounts recognized as leases.

	Parent Company
	December 31, 2022	Additions	Transfers	Transfers of works to intangible assets	June 30, 2023

Total contract asset	8,613,968	2,482,886	380	(2,422,934)	8,674,300

As of June 30, 2023, the contract asset did not include any amounts recorded as a lease (R$ 276,893 as of December 31, 2022). Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 1,075 million, R$ 227 million, and R$ 79 million, respectively.
(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Itanhaém, and Cajamar, totaling R$ 806 million, R$ 188 million, and R$ 113 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos, and Francisco Morato, totaling R$ 2,322 million, R$ 379 million, and R$ 269 million, respectively.

(a)     Capitalization of interest and other finance charges

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset during the construction period. From January to June 2024, the Company capitalized R$ 296,130 (R$ 345,824 from January to June 2023).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of June 30, 2024 and 2023, the margin was 2.3%.

From April to June and from January to June 2024, the construction margins were R$ 28,594 and R$ 58,641 (R$ 28,402 and R$ 54,921 from April to June and from January to June 2023), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From April to June and from January to June 2024, expropriations totaled R$ 5,524 and R$ 12,274 (R$ 40,708 and R$ 44,723 from April to June and from January to June 2023).

14	Intangible assets

(a)	Statement of financial position details

	Parent Company
	June 30, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	749,166	(252,246)	496,920	747,925	(241,808)	506,117
Concession agreements – economic value	1,699,100	(1,122,700)	576,400	1,686,384	(1,048,624)	637,760
Program contracts	31,659,530	(10,189,572)	21,469,958	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(524,214)	1,185,543	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,942,172	(9,671,828)	20,270,344	29,161,286	(8,967,701)	20,193,585
Software license of use	1,330,299	(857,034)	473,265	1,300,504	(787,280)	513,224
Right of use – Other assets	237,314	(78,149)	159,165	217,204	(99,144)	118,060
Total	67,327,338	(22,695,743)	44,631,595	65,091,037	(21,225,768)	43,865,269

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Notes to the Quarterly Information

	Consolidated
	June 30, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	749,166	(252,246)	496,920	747,925	(241,808)	506,117
Concession agreements – economic value	1,699,100	(1,122,700)	576,400	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(2,878)	145,122	148,000	(411)	147,589
Program contracts	31,659,530	(10,189,572)	21,469,958	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(524,214)	1,185,543	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,942,172	(9,671,828)	20,270,344	29,161,286	(8,967,701)	20,193,585
Software license of use	1,330,299	(857,034)	473,265	1,300,504	(787,280)	513,224
Right of use – Other assets	237,314	(78,149)	159,165	217,204	(99,144)	118,060
Total	67,475,338	(22,698,621)	44,776,717	65,239,037	(21,226,179)	44,012,858

(b)	Changes

	Parent Company
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2024
Intangible right arising from:
Concession agreements – equity value (*)	506,117	-	13,216	(11,790)	(21)	(10,602)	496,920
Concession agreements – economic value	637,760	(180)	13,005	(40)	-	(74,145)	576,400
Program contracts (*)	20,684,497	-	1,392,259	628	(1,020)	(606,406)	21,469,958
Program contracts – commitments	1,212,026	-	-	-	-	(26,483)	1,185,543
Service contracts – São Paulo	20,193,585	-	801,993	(7,995)	(1,327)	(715,912)	20,270,344
Software license of use	513,224	12,502	17,292	1	-	(69,754)	473,265
Right of use – Other assets	118,060	80,303	-	-	(46)	(39,152)	159,165
Total	43,865,269	92,625	2,237,765	(19,196)	(2,414)	(1,542,454)	44,631,595

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2024
Intangible right arising from:
Concession agreements – equity value (*)	506,117	-	13,216	(11,790)	(21)	(10,602)	496,920
Concession agreements – economic value	637,760	(180)	13,005	(40)	-	(74,145)	576,400
Concession agreements – new contracts	147,589	-	-	-	-	(2,467)	145,122
Program contracts (*)	20,684,497	-	1,392,259	628	(1,020)	(606,406)	21,469,958

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ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2024
Program contracts – commitments	1,212,026	-	-	-	-	(26,483)	1,185,543
Service contracts – São Paulo	20,193,585	-	801,993	(7,995)	(1,327)	(715,912)	20,270,344
Software license of use	513,224	12,502	17,292	1	-	(69,754)	473,265
Right of use – Other assets	118,060	80,303	-	-	(46)	(39,152)	159,165
Total	44,012,858	92,625	2,237,765	(19,196)	(2,414)	(1,544,921)	44,776,717

(*) As of June 30, 2024, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 38,588 and R$ 317,890 (R$ 43,738 and R$ 330,941 as of December 31, 2023), respectively.

	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2023
Intangible right arising from:
Concession agreements - equity value (*)	499,326	-	11,488	(705)	(260)	(9,796)	500,053
Concession agreements – economic value	652,039	-	6,014	41	(99)	(61,218)	596,777
Program contracts (*)	18,337,459	348	1,182,297	846	(3,270)	(512,152)	19,005,528
Program contracts – commitments	1,264,992	-	-	-	-	(26,483)	1,238,509
Service contracts – São Paulo	17,870,451	4,859	1,205,548	(7,742)	(1,203)	(605,303)	18,466,610
Software license of use	595,404	-	17,587	-	-	(66,782)	546,209
Right of use – Other assets	75,052	2,078	-	-	(31)	(31,403)	45,696
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	7,285	2,422,934	(33,708)	(4,863)	(1,313,137)	40,399,382

(*) As of June 30, 2023, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 49,028 and R$ 336,043 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. This contract is in the process of termination due to the interest of the Granting Authority in closing it.

(c)     Intangible right arising from concession agreements

As of June 30, 2024, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 19,519 and R$ 12,306 (R$ 21,969 and R$ 12,047 as of December 31, 2023), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the São Lourenço PPP. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004.

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Notes to the Quarterly Information

In June 2008, SABESP and Alto Tietê PPP (SPAT Saneamento S/A) executed a service agreement for 15 years, with operations ending in October 2011 after conclusion of the works. The end of the obligations related to this PPP occurred in February 2024.

The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023
Alto Tietê	227,072	235,224
São Lourenço	2,471,065	2,556,002
Total	2,698,137	2,791,226

As of June 30, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	Parent Company and Consolidated
	June 30, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	439,289	2,786,976	3,226,265	435,164	2,798,688	3,233,852
Total	439,289	2,786,976	3,226,265	487,926	2,798,688	3,286,614

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.2% and 4.9% as of June 30, 2024 and 2023, respectively.

(f)	Leases and right of use

	Parent Company and Consolidated
Nature	June 30, 2024	December 31, 2023

Leases - Concession and Program Contract
Cost	582,617	588,600
Accumulated amortization	(226,139)	(213,921)
(=) Net	356,478	374,679

Right of use – Other assets
Vehicles	216,431	205,593
Properties	20,838	11,566
Equipment	45	45
Accumulated amortization	(78,149)	(99,144)
(=) Net	159,165	118,060

Total - Leases and Right of use	515,643	492,739

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Notes to the Quarterly Information

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated	Parent Company
	June 30, 2024	June 30, 2023

Right of use amortization	(48,250)	(44,048)
Financial result – interest expense and inflation adjustment	(64,876)	(36,464)
Expenses of short-term leases with low value	(12,058)	(14,447)
Reduction of profit for the period	(125,184)	(94,959)

(g)	Performance Agreements

As of June 30, 2024, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 196,797 and R$ 1,967,218 (R$ 183,876 and R$ 2,191,361 as of December 31, 2023), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	Parent Company and Consolidated
	June 30, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,261	-	94,261	-	94,228	-	94,228	-
Buildings	126,351	(45,711)	80,640	2.2%	125,672	(44,726)	80,946	2.2%

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Notes to the Quarterly Information

	Parent Company and Consolidated
	June 30, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Equipment	458,694	(323,503)	135,191	9.9%	443,380	(313,193)	130,187	14.2%
Transportation equipment	15,056	(11,100)	3,956	14.1%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	40,732	(16,767)	23,965	6.7%	41,049	(15,876)	25,173	6.8%
Other	162,855	(2,432)	160,423	6.5%	140,548	(764)	139,784	6.5%
Total	897,949	(399,513)	498,436	9.7%	859,502	(384,943)	474,559	9.7%

(b)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2024
Land	94,228	-	33	-	-	94,261
Buildings	80,946	1,327	(675)	-	(958)	80,640
Equipment	130,187	13,169	6,440	(195)	(14,410)	135,191
Transportation equipment	4,241	-	6	-	(291)	3,956
Furniture and fixtures	25,173	505	(640)	(9)	(1,064)	23,965
Other	139,784	21,508	688	-	(1,557)	160,423
Total	474,559	36,509	5,852	(204)	(18,280)	498,436

	Parent Company
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	2,287	459	-	(593)	50,121
Equipment	120,865	23,680	3,820	(387)	(13,004)	134,974
Transportation equipment	2,495	-	2,241	-	(332)	4,404
Furniture and fixtures	23,496	4,308	660	(54)	(786)	27,624
Other	49,887	10,011	-	-	(40)	59,858
Total	338,939	40,286	7,180	(441)	(14,755)	371,209

F - 37

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

16	Borrowings and financing

	Parent Company and Consolidated
Borrowings and financing outstanding balance	June 30, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	-	-	-	45,450	22,385	67,835
18th issue debentures	34,658	-	34,658	46,962	-	46,962
22nd issue debentures	175,733	-	175,733	170,957	170616	341,573
23rd issue debentures	124,898	249,412	374,310	490,810	374,279	865,089
24th issue debentures	-	527,710	527,710	-	512,122	512,122
26th issue debentures	-	1,342,870	1,342,870	-	1,302,042	1,302,042
27th issue debentures	200,000	498,792	698,792	200,000	498,634	698,634
28th issue debentures	127,782	1,070,649	1,198,431	127,715	1,070,457	1,198,172
29th issue debentures	-	1,339,603	1,339,603	-	1,314,136	1,314,136
30th issue debentures	124,988	748,320	873,308	125,000	873,231	998,231
31st issue debentures	-	2,933,954	2,933,954	-	-	-
Brazilian Federal Savings Bank	116,217	1,549,737	1,665,954	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,307	12,722	20,029	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,951	8,663	13,614	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	20,450	-	20,450	27,219	6,766	33,985
Brazilian Development Bank – BNDES TIETÊ III	201,270	553,422	754,692	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,244	343,996	378,240	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,657	6,834	13,491	6,638	10,107	16,745
Inter-American Development Bank – IDB 2202	181,349	1,893,419	2,074,768	181,349	1,983,615	2,164,964
Inter-American Development Bank – IDB INVEST	41,760	794,291	836,051	39,550	814,840	854,390
Inter-American Development Bank – IDB INVEST 2022	16,450	428,969	445,419	14,100	438,241	452,341
Inter-American Development Bank – IDB INVEST 2023	14,100	440,775	454,875	14,100	447,791	461,891
International Finance Corporation - IFC 2022	26,600	699,168	725,768	22,800	713,910	736,710
International Finance Corporation - IFC 2023	5,000	981,834	986,834	-	986,651	986,651
Leases (Concession Agreements, Program Contracts, and Contract Asset)	105,728	208,831	314,559	49,884	259,326	309,210
Leases (others)	90,947	90,917	181,864	68,499	73,801	142,300
Other	568	426	994	3,003	2,910	5,913
Interest and other charges	490,483	-	490,483	377,398	-	377,398
Total in local currency	2,152,140	16,725,314	18,877,454	2,366,705	14,423,754	16,790,459

F - 38

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

	Parent Company and Consolidated
Borrowings and financing outstanding balance	June 30, 2024			December 31, 2023
Financial institution	Current	Non current	Total	Current	Non current	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand (US$ 20,556 thousand in December 2023)	57,135	28,567	85,702	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand (US$ 152,187 thousand in December 2023)	-	820,309	820,309	-	712,449	712,449
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 114,465 thousand (US$ 78,197 thousand in December 2023)	33,796	588,284	622,080	29,433	477,554	506,987
JICA 15 – ¥ 6,338,365 thousand (¥ 6,914,580 thousand in December 2023)	39,828	179,226	219,054	39,437	197,180	236,617
JICA 18 – ¥ 5,698,880 thousand (¥ 6,216,960 thousand in December 2023)	35,810	161,035	196,845	35,457	177,168	212,625
JICA 17 – ¥ 3,320,004 thousand (¥ 3,464,352 thousand in December 2023)	9,977	104,005	113,982	9,879	107,880	117,759
JICA 19 – ¥ 23,575,734 thousand (¥ 24,482,493 thousand in December 2023)	62,675	750,628	813,303	62,059	774,200	836,259
Interest and other charges	28,079	-	28,079	23,677	-	23,677
Total in foreign currency	267,300	2,632,054	2,899,354	249,701	2,496,190	2,745,891

Total borrowings and financing	2,419,440	19,357,368	21,776,808	2,616,406	16,919,944	19,536,350

Exchange rates as of June 30, 2024: US$ 5.5589; ¥ 0.03456 (as of December 31, 2023: US$ 4.8413; ¥ 0.03422).

As of June 30, 2024, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

F - 39

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
31st issue debentures	Own funds	2034	CDI +0.49 (series 1) and CDI+1.10% (series 2) and CDI+1.31% (series 3)
Brazilian Federal Savings Bank	Own funds	2024/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2042	9.74% to 15.24%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

F - 40

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation	Hedge Cost (*)

Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand	Government	2025	SOFR +5.13%	US$	DI -0.47% p.a.
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.55055%	US$	DI -0.06% p.a.
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 114,465 thousand	Government	2034	SOFR + 6.06% and 7.16%	US$	DI -0.66% p.a. and DI +0.41% p.a.
JICA 15 – ¥ 6,338,365 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.82% p.a.
JICA 18 – ¥ 5,698,880 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.79% p.a.
JICA 17 – ¥ 3,320,004 thousand	Government	2035	1.2% and 0.01%	Yen	DI -0.25% p.a.
JICA 19 – ¥ 23,575,734 thousand	Government	2037	1.7% and 0.01%	Yen	DI +0.32% p.a.

(*) Operations started in mid-April 2024 and will be effective until December 12, 2024.

F - 41

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

(i)       Payment schedule – accounting balances as of June 30, 2024

	Parent Company and Consolidated
	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	362,440	1,319,166	1,219,530	1,395,509	668,031	1,303,628	3,231,065	9,499,369
Brazilian Federal Savings Bank	57,230	119,788	127,262	135,191	143,481	149,106	933,896	1,665,954
BNDES	140,863	261,230	251,277	238,513	84,491	34,244	189,898	1,200,516
IDBs - National	125,654	260,899	330,209	315,069	420,959	383,940	1,974,383	3,811,113
IFCs	11,400	44,200	61,800	80,800	123,600	181,600	1,209,202	1,712,602
Leases (Concession Agreements, Program Contracts, Contract Asset,and others)	79,774	111,581	85,840	26,941	33,983	23,515	134,789	496,423
Other	284	568	'142	-	-	-	-	994
Interest and other charges	420,751	69,732	-	-	-	-	-	490,483
TOTAL IN LOCAL CURRENCY	1,198,396	2,187,164	2,076,060	2,192,023	1,474,545	2,076,033	7,673,233	18,877,454
FOREIGN CURRENCY
IDB	28,567	79,398	44,526	44,526	44,526	44,526	619,942	906,011
IBRD	16,898	33,796	33,796	33,796	33,796	49,070	420,928	622,080
JICA	74,145	148,290	148,290	148,290	148,290	148,182	527,697	1,343,184
Interest and other charges	28,079	-	-	-	-	-	-	28,079
TOTAL IN FOREIGN CURRENCY	147.689	261.484	226.612	226.612	226.612	241.778	1,568,567	2,899,354
Total	1,346085	2,448,648	2,302,672	2,418,635	1,701,157	2,317,811	9,241,800	21,776,808

F - 42

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

(II)       Changes

	Parent Company and Consolidated
	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2024

LOCAL CURRENCY
Debentures	7,534,818	-	2,940,478	(7,909)	70,056	16,138	(290,862)	(871,246)	341,892	80,089	7.057	9,820,511
Brazilian Federal Savings Bank	1,621,014	-	97,832	-	4,623	1,152	(63,154)	(54,139)	50,769	12,523	-	1,670,620
BNDES	1,341,472	-	-	-	2,448	1,186	(49,371)	(140,649)	33,017	15,570	119	1,203,792
IDB 2202	2,252,742	-	-	-	-	-	(132,871)	(90,674)	67,512	52,640	478	2,149,827
IDB INVEST 2020	900,367	-	-	-	-	-	(61,148)	(18,670)	-	54,782	331	875,662
IFC 2022	757,297	-	-	-	-	-	(48,744)	(11,400)	19,629	26,834	458	744,074
IFC 2023	1,006,642	-	-	(528)	-	-	(56,058)	-	25,693	34,712	711	1,011,172
IDB INVEST 2022	454,543	-	-	-	-	-	(30,006)	(7,050)	29,791	-	128	447,406
IDB INVEST 2023	464,131	-	-	-	-	-	(30,266)	(7,050)	30,127	-	35	456,977
Leases (Concession Agreements, Program Contracts, and Contract Asset)	309,210	-	-	-	-	-	(44,136)	(5,349)	54,834	-	-	314,559
Leases (others)	142,300	80,303	-	-	-	-	-	(71,115)	30,377	-	-	181,865
Other	5,923	-	-	-	7	-	142	(4,958)	126	1	32	989
TOTAL IN LOCAL CURRENCY	16,790,459	80,303	3,038,310	(8,437)	77,134	18,476	(806,758)	(1,282,300)	683,767	277,151	9,349	18,877,454

FOREIGN CURRENCY
IDBs	819,455	-	-	(1,953)	120,752	-	(27,698)	(25,361)	29,134	-	604	914,933
IBRD	515,015	-	53,213	(1,321)	78,047	1	(16,507)	(15,133)	19,935	37	287	633,574
JICA	1,411,421	-	-	-	10,922	171	(11,220)	(71,271)	10,427	294	103	1,350,847

TOTAL IN FOREIGN CURRENCY	2,745,891	-	53,213	(3,274)	209,721	172	(55,425)	(111,765)	59,496	331	994	2,899,354
Total	19,536,350	80,303	3,091,523	(11,711)	286,855	18,648	(862,183)	(1,394,065)	743,263	277,482	10,343	21,776,808

F - 43

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

	Parent Company
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(1,031)	89,878	12,850	(378,829)	(380,984)	320,880	90,200	5,577	7,924,907
Brazilian Federal Savings Bank	1,526,185	-	154,222	-	12,038	3,325	(59,920)	(55,702)	47,245	12,984	-	1,640,377
BNDES	1,380,993	-	-	-	6,605	1,643	(50,962)	(124,074)	40,564	9,746	130	1,264,645
IDB 2202	2,450,550	-	-	-	-	-	(165,514)	(90,674)	51,130	111,630	478	2,357,600
IDB INVEST	943,619	-	-	-	-	-	(71,521)	(18,670)	22,661	45,548	333	921,970
IFC	774,525	-	-	-	-	-	(57,794)	(7,600)	-	57,104	457	766,692
IDB INVEST 2022	469,327	-	-	-	-	-	(36,662)	(7,050)	36,615	-	128	462,358
IDB INVEST 2023	-	-	470,000	-	-	-	(4,484)	-	7,626	-	-	473,142
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(27,338)	(22,403)	27,338	-	-	335,441
Leases (others)	101,374	2,078	-	-	-	-	(9,127)	(41,711)	18,253	-	-	70,867
Other	12,130	-	3,629	-	41	-	(331)	(4,376)	344	6	-	11,443
TOTAL IN LOCAL CURRENCY	16,182,913	2,078	627,851	(1,031)	108,562	17,818	(862,482)	(753,244)	572,656	327,218	7,103	16,229,442

FOREIGN CURRENCY
IDBs	532,693	-	136,523	(2,736)	(44,715)	-	(13,838)	(26,343)	17,482	-	485	599,551
IBRD	399,762	-	74,076	(1,588)	(31,751)	-	(10,061)	(16,014)	13,870	56	228	428,578
JICA	1,803,109	-	-	-	(269,255)	-	(14,725)	(84,058)	12,023	421	103	1,447,618
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	210,599	(4,324)	(347,534)	-	(40,071)	(164,738)	44,284	788	985	2,475,747
Total	18,958,671	2,078	838,450	(5,355)	(238,972)	17,818	(902,553)	(917,982)	616,940	328,006	8,088	18,705,189

F - 44

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

(a)    Main events in the six-month period ended June 30, 2024

Debentures

31st Issue Debentures:

As of March 05, 2024, the Company raised R$ 2,940.5 million from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

•	The covenants agreed upon for the 31st Issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

12th Issue Debentures:

On June 04, 2024, the Company made the early final amortization payment of the 12th issue debentures, totaling R$ 49,704.9 million, of which R$ 49,287.5 million in principal and R$ 417.4 million in interest.

F - 45

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

23rd Issue Debentures Series 1:

On May 10, 2024, the Company made the final amortization payment of series 1 of the 23rd issue debentures, totaling R$ 519,439.9 million, of which R$ 491,755.0 million in principal and R$ 27,684.9 million in interest.

Impacts from the privatization:

The Company obtained prior and express consent through formalizations or contractual amendments to enable the change of its ownership structure without triggering the occurrence of early maturity outlined in the clauses of the respective contracts with the financial agents IDB INVEST, IBRD, IFC, JICA, BNDES, CEF, and the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures.

Amendments to the contracts with IDB Invest and IDB Invest with PROPARCO were signed, changing the description and concept of Net Debt to align with the criterion already used by IFC, including in the net debt the net and low-risk financial investments, as well as considering the mark-to-market value of hedge operations on foreign currency-denominated debt.

The Indentures of the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures were amended to change the definition of “Net Debt” used in the calculation of the “Net Debt/EBITDA” financial ratio, which will become effective with the following wording:

“Net Debt”: on any calculation date, means the total short-and long-term loans and financings of the Issuer less (i) accrued interest and financial charges; (ii) cash and cash equivalents; (iii) the balance of financial investments; and (iv) the net value of mark-to-market of hedge operations on foreign currency debt, to be informed by the Issuer.”

The 31st Issue Debentures will adopt the aforementioned definition of Net Debt, as permitted in its indenture.

FINEP:

As of April 26, 2024, the Company paid the final amortization of FINEP, totaling R$ 4,065.4, recorded under Other loans.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of June 30, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35

F - 46

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Notes to the Quarterly Information

Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of June 30, 2024, and December 31, 2023, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited
Parent Company and Consolidated
Agent	June 30, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	836
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	822
International Bank for Reconstruction and Development (IBRD)	1,092
Other	-
TOTAL	2,780

(*) Brazilian Central Bank’s exchange rate as of June 30, 2024 (US$ 1.00 = R$ 5.5589).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

(e)	Derivative financial instruments

The Company contracted derivative financial instruments (hedge) with Bank of America Merrill Lynch, Múltiplo S.A., CitiBank S.A., Itaú Unibanco Holding S.A., J.P. Morgan, and Banco Santander (Brazil) S.A., used from April 10, 2024 to April 16, 2024, to mitigate the exchange risk, with a corresponding CDI variation plus an interest percentage, as described in Note 4.1. As of June 30, 2024, 12 swap transactions were in effect, with a notional value of US$ 272,009 thousand and ¥ 38,932,983 thousand to hedge the interest rate and exchange variation, converting the financial charges into an average cost of approximately CDI+0.13% p.a.

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Notes to the Quarterly Information

17	Taxes and contributions

(a)	Current assets

	Parent Company
	June 30, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	279,033	462,642
Withheld income tax (IRRF) on financial investments	24,293	29,953
Other federal taxes	3,072	2,050
Total	306,398	494,645

	Consolidated
	June 30, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	279,033	462,642
Withheld income tax (IRRF) on financial investments	24,316	29,955
Other federal taxes	3,074	2,050
Total	306,423	494,647

(b)	Current liabilities

	Parent Company
	June 30, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	162,927	205,587
Cofins and Pasep	151,934	141,576
INSS (social security contribution)	43,946	44,556
IRRF (withholding income tax)	11,773	64,770
Other	39,309	54,979
Total	409,889	511,468

	Consolidated
	June 30, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	164,047	205,964
Cofins and Pasep	152,071	141,703
INSS (social security contribution)	43,946	44,556
IRRF (withholding income tax)	11,773	64,770
Other	39,322	54,979
Total	411,159	511,972

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Notes to the Quarterly Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023
Deferred income tax assets
Provisions	696,662	666,131
Pension plan obligations - G1	129,862	135,231
Donations of underlying assets on concession agreements	44,007	45,140
Allowance for doubtful accounts	199,927	182,519
Other	391,652	382,767
Total deferred tax asset	1,462,110	1,411,788

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(321,845)	(329,060)
Capitalization of borrowing costs	(465,940)	(465,510)
Profit on supply to government entities	(346,265)	(348,514)
Actuarial gain – G1 Plan	(121,425)	(121,425)
Construction margin	(39,207)	(40,579)
Borrowing costs	(4,763)	(8,624)
Derivative financial instruments	(31,914)	-
Total deferred tax liabilities	(1,331,359)	(1,313,712)

Deferred tax asset, net	130,751	98,076

(b)	Changes

	Parent Company and Consolidated
Deferred income tax assets	December 31, 2023	Net change	June 30, 2024
Provisions	666,131	30,531	696,662
Pension plan obligations - G1	135,231	(5,369)	129,862
Donations of underlying assets on concession agreements	45,140	(1,133)	44,007
Allowance for doubtful accounts	182,519	17,408	199,927
Other	382,767	8,885	391,652
Total	1,411,788	50,322	1,462,110

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(329,060)	7,215	(321,845)
Capitalization of borrowing costs	(465,510)	(430)	(465,940)
Profit on supply to government entities	(348,514)	2,249	(346,265)

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Notes to the Quarterly Information

Actuarial gain – G1	(121,425)	-	(121,425)
Construction margin	(40,579)	1,372	(39,207)
Borrowing costs	(8,624)	3,861	(4,763)
Derivative financial instruments	-	(31,914)	(31,914)
Total	(1,313,712)	(17,647)	(1,331,359)

Deferred tax asset, net	98,076	32,675	130,751

	Parent Company
Deferred income tax assets	December 31, 2022	Net change	June 30, 2023
Provisions	560,404	37,798	598,202
Pension plan obligations - G1	141,606	(9,547)	132,059
Donations of underlying assets on concession agreements	46,088	(378)	45,710
Allowance for doubtful accounts	199,363	18,398	217,761
Other	171,798	41,171	212,969
Total	1,119,259	87,442	1,206,701

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	6,995	(346,822)
Capitalization of borrowing costs	(457,669)	(13,595)	(471,264)
Profit on supply to government entities	(346,650)	2,749	(343,901)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	1,372	(41,951)
Borrowing costs	(13,517)	2,401	(11,116)
Total	(1,308,537)	(78)	(1,308,615)

Deferred tax liability, net	(189,278)	87,364	(101,914)

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Notes to the Quarterly Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company				Consolidated (ii)
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024

Profit before income taxes	1,753,538	3,076,420	1,056,834	2,189,778	1,754,665	3,078,526
Statutory rate	34%	34%	34%	34%	34%	34%

Estimated expense at statutory rate	(596,203)	(1,045,983)	(359,323)	(744,525)	(596,586)	(1,046,699)
Tax benefit of interest on capital	50,214	50,214	44,492	44,492	50,214	50,214
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(7,459)	(14,014)	-	-	(7,459)	(14,014)
Donations	(2,403)	(3,496)	(10,158)	(20,930)	(2,403)	(3,496)
Tax Incentives	(1,360)	(1,360)	-	-	(1,360)	(1,360)
Agreement with AAPS	452	(54,760)	(3,406)	(4,472)	452	(54,760)
Other differences	12,686	25,740	15,304	26,612	11,942	24,350

Income tax and social contribution	(544,073)	(1,043,659)	(313,091)	(698,823)	(545,200)	(1,045,765)

Current income tax and social contribution	(559,538)	(1,076,334)	(402,699)	(786,187)	(560,665)	(1,078,440)
Deferred income tax and social contribution	15,465	32,675	89,608	87,364	15,465	32,675
Effective rate	31%	34%	30%	32%	31%	34%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

(ii) SABESP Olímpia uses presumed profit as its taxation regime.

19	Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 to the Annual Financial Statements as of December 31, 2023. The terms and payment amounts are defined based on the outcome of these lawsuits.

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Notes to the Quarterly Information

	Parent Company and Consolidated
	June 30, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	157,572	(6,028)	151,544	175,255	(6,060)	169,195
Supplier claims (ii)	400,175	(93,688)	306,487	334,273	(90,973)	243,300
Other civil claims (iii)	120,702	(1,461)	119,241	128,036	(1,229)	126,807
Tax claims (iv)	105,831	(4,125)	101,706	101,770	(18,223)	83,547
Labor claims (v)	737,491	(15,841)	721,650	727,133	(16,235)	710,898
Environmental claims (vi)	527,235	(57)	527,178	492,740	(55)	492,685
Total	2,049,006	(121,200)	1,927,806	1,959,207	(132,775)	1,826,432

Current	1,122,553	-	1,122,553	1,064,367	-	1,064,367
Noncurrent	926,453	(121,200)	805,253	894,840	(132,775)	762,065

(II)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2024
Customer claims (i)	175,255	1,526	8,492	(21,487)	(6,214)	157,572
Supplier claims (ii)	334,273	38,454	38,449	(3,835)	(7,166)	400,175
Other civil claims (iii)	128,036	36,008	9,469	(44,693)	(8,118)	120,702
Tax claims (iv)	101,770	17,973	6,236	(15,038)	(5,110)	105,831
Labor claims (v)	727,133	44,578	26,319	(35,508)	(25,031)	737,491
Environmental claims (vi)	492,740	106,234	154,676	-	(226,415)	527,235
Subtotal	1,959,207	244,773	243,641	(120,561)	(278,054)	2,049,006
Escrow deposits	(132,775)	(5,236)	(3,960)	19,123	1,648	(121,200)
Total	1,826,432	239,537	239,681	(101,438)	(276,406)	1,927,806

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Notes to the Quarterly Information

	Parent Company
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2023
Customer claims (i)	151,023	3,077	7,493	(22,863)	(1,421)	137,309
Supplier claims (ii)	257,080	29,476	10,223	(31,401)	(140)	265,238
Other civil claims (iii)	99,462	59,599	15,352	(10,292)	(12,654)	151,467
Tax claims (iv)	79,532	11,788	3,176	(277)	(811)	93,408
Labor claims (v)	654,277	24,654	27,181	(20,713)	(30,583)	654,816
Environmental claims (vi)	406,872	31,776	32,739	-	(14,207)	457,180
Subtotal	1,648,246	160,370	96,164	(85,546)	(59,816)	1,759,418
Escrow deposits	(37,462)	(55,112)	(1,488)	1,429	1,546	(91,087)
Total	1,610,784	105,258	94,676	(84,117)	(58,270)	1,668,331

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023
Customer claims (i)	169,333	158,584
Supplier claims (ii)	970,493	968,752
Other civil claims (iii)	630,853	695,097
Tax claims (iv)	1,331,436	1,067,350
Labor claims (v)	2,720,201	3,093,735
Environmental claims (vi)	4,736,581	4,158,504
Total	10,558,897	10,142,022

(c)     Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

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Notes to the Quarterly Information

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 22, 2024, the Company renewed the agreement, effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used as Guarantee Insurance for Excrow Deposit is R$ 900 million. The Guarantee Insurance for Escrow Deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of June 30, 2024, R$ 629.1 million was available for use.

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Notes to the Quarterly Information

20	Labor liabilities and pension plan obligations

	Parent Company and Consolidated
	June 30, 2024	December 31, 2023
Salaries and payroll charges	33,850	69,885
Provision for vacation	248,019	256,415
Provision for Christmas bonus	52,493	-
Healthcare plan (i)	117,251	86,147
Provision for profit sharing (ii)	55,385	97,514
Incentivized Dismissal Program - IDP (iii)	67,945	290,202
Consent Decree (TAC)	5,281	6,093
Knowledge Retention Program (KRP)	904	1,184
Total	581,128	807,440

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2024, the Company contributed 8.3%, on average, of gross payroll, totaling R$ 147,196 (8.4% in the second quarter of 2023, totaling R$ 69,305) in expenses with salaries, payroll, and benefits.

The agreement entered into between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for health plan migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line.

Until June 30, 2024, the total amount accrued was R$ 142,494, of which R$ 30,679 in this line under current liabilities, and R$ 111,815 in “Other Other Obligations” under noncurrent liabilities.

(ii)	Provision for profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 21 to the Annual Financial Statements as of December, 31, 2023).

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Notes to the Quarterly Information

As of June 30, 2024, R$ 111,936 was recorded due to the provision for compensation incentives for employees who joined the program, of which R$ 67,945 in this line under current liabilities and R$ 43,991 in noncurrent liabilities under “Labor Obligations”. These amounts mainly refer to Health Plan disbursements that will be implemented for 24 consecutive and uninterrupted months, extending approximately until June 2026.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations- Liabilities

	Parent Company and Consolidated
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2023	(44,249)	(2,098,622)	(2,142,871)
(Expenses) recognized in 2024	(3,123)	(94,637)	(97,760)
Payments made in 2024	20,025	101,395	121,420
Pension plan obligations as of June 30, 2024	(27,347)	(2,091,864)	(2,119,211)

	Parent Company
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	8,768	(112,610)	(103,842)
Payments made in 2023	20,482	97,907	118,389
Pension plan obligations as of June 30, 2023	(118,866)	(2,016,778)	(2,135,644)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances and transactions with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

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Notes to the Quarterly Information

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	Parent Company and Consolidated		Parent Company
	April to June 2024	January to June 2024	April to June 2023	January to June 2023

G1 Plan (i)	1,563	3,123	(4,384)	(8,768)
G0 Plan (ii)	47,318	94,637	56,305	112,610
Sabesprev Mais Plan (iii)	6.590	13,340	7,068	13,561
VIVEST Plan (iv)	220	409	152	234
Subtotal	55,691	111,509	59,141	117,637
Capitalized	(1,034)	(2,184)	(614)	(1,378)
Reimbursement of additional retirement and pension benefits paid (G0)	(25,381)	(53,421)	(26,429)	(51,051)
Other	1,589	3,094	1,495	3,048

Pension plan obligations (Note 27)	30,865	58,998	33,593	68,256

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The parent company’s balances as of June 30, 2024, and December 31, 2023, were R$ 847,120 and R$ 749,226, respectively. The consolidated balances as of June 30, 2024, and December 31, 2023, were R$ 850,609 and R$ 750,732, respectively.

23	Equity

(a)	Share capital

As of June 30, 2024, and December 31, 2023, the Company’s subscribed and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

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Notes to the Quarterly Information

	June 30, 2024		December 31, 2023
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664(1)	50.3	343,506,664(2)	50.3
Other shareholders
In Brazil (3)	273,890,903	40.1	262,118,658	38.3
Abroad (4)	66,112,302	9.6	77,884,547	11.4

Total	683,509,869	100.0	683,509,869	100.0

(1)	Includes 123,031,680 shares held by the São Paulo State Treasury Department and 220,474,984 shares held by the Investment Partnerships Secretariat.
(2)	Shares held by the São Paulo State Treasury Department.
(3)	It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(4)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

As of December 8, 2023, the São Paulo State enacted State Law 17,853/2023, authorizing the Company’s privatization proposal and its general guidelines. As of July 22, 2024, the secondary public offering for the distribution of Company shares held by the São Paulo State (“Offering”) was concluded, and the São Paulo State, as the selling shareholder, disposed of 220,470,000 shares, considering the shares from the supplemental lot, totaling R$ 14,771,490.

The Offering structuring included the selection of a professional investor to act as a reference investor for the Company after the Offering through the priority allocation of common shares subject to the Offering. A total of 102,526,480 common shares subject to the Offering, representing 15% of the Company’s total voting share capital were allocated on a priority basis to Equatorial Participações e Investimentos IV S.A., which was selected as the reference investor, as disclosed to the market.

Furthermore, upon the settlement of the Offering, the Company’s new Bylaws came into effect and provide for the conversion of one common share held by the São Paulo State into one special class preferred share held by the São Paulo State, as approved at the Company’s Extraordinary Shareholders’ Meeting held on May 27, 2024. The special class preferred share with no voting rights will have veto rights on the social resolutions related to the following matters, under State Law 17,853, of December 08, 2023: (i) change of the Company's name and headquarters; (ii) change of the corporate purpose that implies the suppression of the primary activity of providing water supply and sewage services; and (iii) limits on the exercise of voting rights attributed to shareholders or Group of Shareholders.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 25, 2024, approved the distribution of dividends as interest on capital totaling R$ 836,839, corresponding to minimum mandatory dividends and R$ 147,689 as minimum supplementary dividends, totaling R$ 984,528, paid on June 24, 2024.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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Notes to the Quarterly Information

	Parent Company and Consolidated		Parent Company
	April to June 2024	January to June 2024	April to June 2023	January to June 2023

Profit attributable to the Company’s owners	1,209,465	2,032,761	743,743	1,490,955
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.76949	2.97400	1.08812	2.18132

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	Parent Company
	April to June 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,924,941	1,271,834	7,196,775
Gross sales deductions	(456,924)	-	(456,924)
Net operating revenue	5,468,017	1,271,834	6,739,851
Costs, selling, general, and administrative expenses	(3,297,493)	(1,243,240)	(4,540,733)
Income from operations before other operating expenses, net and equity accounting	2,170,524	28,594	2,199,118
Other operating income (expenses), net			6,811
Equity accounting			1,295
Financial result, net			(453,686)
Income from operations before taxes			1,753,538
Depreciation and amortization	(788,206)		(788,206)

	Parent Company
	January to June 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	11,577,516	2,608,252	14,185,768
Gross sales deductions	(894,204)	-	(894,204)
Net operating revenue	10,683,312	2,608,252	13,291,564
Costs, selling, general, and administrative expenses	(6,900,084)	(2,549,611)	(9,449,695)
Income from operations before other operating expenses, net and equity accounting	3,783,228	58,641	3,841,869
Other operating income (expenses), net			13,896

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Notes to the Quarterly Information

	Parent Company
	January to June 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Equity accounting			10,133
Financial result, net			(789,478)
Income from operations before taxes			3,076,420
Depreciation and amortization	(1,560,758)		(1,560,758)

	Parent Company
	April to June 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,192,276	1,263,234	6,455,510
Gross sales deductions	(300,973)	-	(300,973)
Net operating revenue	4,891,303	1,263,234	6,154,537
Costs, selling, general, and administrative expenses	(3,909,358)	(1,234,832)	(5,144,190)
Income from operations before other operating expenses, net and equity accounting	981,945	28,402	1,010,347
Other operating income (expenses), net			50,487
Equity accounting			10,047
Financial result, net			(14,047)
Income from operations before taxes			1,056,834
Depreciation and amortization	(670,772)	-	(670,772)

	Parent Company
	January to June 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	10,101,550	2,442,768	12,544,318
Gross sales deductions	(691,412)	-	(691,412)
Net operating income	9,410,138	2,442,768	11,852,906
Costs, selling, general, and administrative expenses	(7,083,206)	(2,387,847)	(9,471,053)
Income from operations before other operating expenses, net and equity accounting	2,326,932	54,921	2,381,853
Other operating income (expenses), net			65,120
Equity accounting			16,381
Financial result, net			(273,576)
Income from operations before taxes			2,189,778
Depreciation and amortization	(1,327,916)	-	(1,327,916)

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Notes to the Quarterly Information

	Consolidated
	April to June 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,932,950	1,273,848	7,206,798
Gross sales deductions	(457,305)	-	(457,305)
Net operating revenue	5,475,645	1,273,848	6,749,493
Costs, selling, general, and administrative expenses	(3,302,401)	(1,245,208)	(4,547,609)
Income from operations before other operating expenses, net and equity accounting	2,173,244	28,640	2,201,884
Other operating income (expenses), net			6,810
Equity accounting			7,914
Financial result, net			(461,943)
Income from operations before taxes			1,754,665
Depreciation and amortization	(789,440)	-	(789,440)

	Consolidated
	January to June 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	11,594,050	2,610,626	14,204,676
Gross sales deductions	(894,936)	-	(894,936)
Net operating revenue	10,699,114	2,610,626	13,309,740
Costs, selling, general, and administrative expenses	(6,909,848)	(2,551,932)	(9,461,780)
Income from operations before other operating expenses, net and equity accounting	3,789,266	58,694	3,847,960
Other operating income (expenses), net			13,896
Equity accounting			16,807
Financial result, net			(800,137)
Income from operations before taxes			3,078,526
Depreciation and Amortization	(1,563,225)	-	(1,563,225)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.

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Notes to the Quarterly Information

26	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024

Revenue from sanitation services (i)	5,924,941	11,577,516	5,192,276	10,101,550	5,932,950	11,594,050
Construction revenue	1,271,834	2,608,252	1,263,234	2,442,768	1,273,848	2,610,626
Sales tax	(430,107)	(840,569)	(278,821)	(649,119)	(430,473)	(841,259)
Regulation, Control, and Oversight Fee (TRCF) (ii)	(26,817)	(53,635)	(22,152)	(42,293)	(26,832)	(53,677)
Net revenue	6,739,851	13,291,564	6,154,537	11,852,906	6,749,493	13,309,740

(i) Includes R$ 29,235 and R$ 57,646 referring to the TRCF charged from customers from April to June and from January to June 2024 (R$ 25,734 and R$ 49,754 from April to June and from January to June to June 2023), respectively, referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024
Operating costs
Salaries, payroll charges, and benefits	(530,765)	(1,036,252)	(1,023,410)	(1,607,266)	(531,037)	(1,036,728)
Pension plan obligations	(5,844)	(11,653)	(2,185)	(3,841)	(5,844)	(11,653)
Construction costs (Note 25)	(1,243,240)	(2,549,611)	(1,234,832)	(2,387,847)	(1,245,208)	(2,551,932)
General supplies	(82,324)	(195,337)	(85,782)	(171,613)	(82,745)	(196,185)
Treatment supplies	(124,069)	(265,371)	(138,538)	(303,437)	(124,260)	(265,630)
Outsourced services	(476,788)	(980,216)	(480,652)	(916,136)	(477,486)	(982,231)
Electricity	(385,075)	(778,297)	(385,990)	(781,016)	(386,438)	(780,259)
General expenses	(275,681)	(559,197)	(239,827)	(466,995)	(275,873)	(559,389)
Depreciation and amortization	(734,920)	(1,453,999)	(619,459)	(1,226,247)	(736,154)	(1,456,466)
	(3,858,706)	(7,829,933)	(4,210,675)	(7,864,398)	(3,865,045)	(7,840,473)

Selling expenses
Salaries, payroll charges, and benefits	(67,959)	(130,020)	(135,845)	(206,363)	(67,991)	(130,105)
Pension plan obligations	(845)	(1,685)	(252)	(437)	(845)	(1,685)
General supplies	(1,445)	(3,258)	(2,027)	(3,094)	(1,460)	(3,319)
Outsourced services	(112,473)	(213,442)	(102,617)	(211,793)	(112,684)	(213,750)
Electricity	(203)	(413)	(186)	(377)	(203)	(413)
General expenses	(26,403)	(52,983)	(27,424)	(55,050)	(26,451)	(53,080)
Depreciation and amortization	(16,952)	(34,321)	(16,886)	(33,780)	(16,952)	(34,321)

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Notes to the Quarterly Information

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024
	(226,280)	(436,122)	(285,237)	(510,894)	(226,586)	(436,673)

Bad debt expense, net of recoveries (Note 9 (c))	(71,645)	(262,163)	(217,426)	(380,231)	(71,645)	(262,163)

Administrative expenses
Salaries, payroll charges, and benefits	(118,649)	(230,931)	(154,587)	(209,728)	(118,831)	(231,333)
Pension plan obligations	(24,176)	(45,660)	(31,156)	(63,978)	(24,176)	(45,660)
General supplies	(1,106)	23,454	(2,556)	(3,158)	(1,069)	23,441
Outsourced services	(73,006)	(149,608)	(59,877)	(140,144)	(73,013)	(150,024)
Electricity	(310)	(683)	(597)	(1,181)	(417)	(789)
General expenses	(111,240)	(405,980)	(128,337)	(188,348)	(111,198)	(406,008)
Depreciation and amortization	(36,334)	(72,438)	(34,427)	(67,889)	(36,334)	(72,438)
Tax expenses	(19,281)	(39,631)	(19,315)	(41,104)	(19,295)	(39,660)
	(384,102)	(921,477)	(430,852)	(715,530)	(384,333)	(922,471)

Operating costs and expenses
Salaries, payroll charges, and benefits	(717,373)	(1,397,203)	(1,313,842)	(2,023,357)	(717,859)	(1,398,166)
Pension plan obligations (Note 21 (v))	(30,865)	(58,998)	(33,593)	(68,256)	(30,865)	(58,998)
Construction costs (Note 25)	(1,243,240)	(2,549,611)	(1,234,832)	(2,387,847)	(1,245,208)	(2,551,932)
General supplies	(84,875)	(175,141)	(90,365)	(177,865)	(85,274)	(176,063)
Treatment supplies	(124,069)	(265,371)	(138,538)	(303,437)	(124,260)	(265,630)
Outsourced services	(662,267)	(1,343,266)	(643,146)	(1,268,073)	(663,183)	(1,346,005)
Electricity	(385,588)	(779,393)	(386,773)	(782,574)	(387,058)	(781,461)
General expenses	(413,324)	(1,018,160)	(395,588)	(710,393)	(413,522)	(1,018,477)
Depreciation and amortization	(788,206)	(1,560,758)	(670,772)	(1,327,916)	(789,440)	(1,563,225)
Tax expenses	(19,281)	(39,631)	(19,315)	(41,104)	(19,295)	(39,660)
Bad debt expense, net of recoveries (Note 9 (c))	(71,645)	(262,163)	(217,426)	(380,231)	(71,645)	(262,163)
	(4,540,733)	(9,449,695)	(5,144,190)	(9,471,053)	(4,547,609)	(9,461,780)

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Notes to the Quarterly Information

28	Financial income (expenses)

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024
Financial expenses
Interest and charges on borrowings and financing – local currency	(321,934)	(598,556)	(253,960)	(527,066)	(321,934)	(598,556)
Interest and charges on borrowings and financing – foreign currency	(30,777)	(59,496)	(23,235)	(44,284)	(30,777)	(59,496)
Other financial expenses	(179,938)	(355,093)	(77,925)	(179,656)	(179,970)	(355,131)
Inflation adjustment on borrowings and financing	(23,099)	(77,134)	(38,054)	(108,562)	(23,099)	(77,134)
Other inflation adjustments	(9,090)	(22,354)	(45,404)	(95,867)	(14,980)	(28,245)
Interest and inflation adjustment on provisions	(62,668)	(106,970)	(44,351)	(89,965)	(62,668)	(106,969)
Total financial expenses	(627,506)	(1,219,603)	(482,929)	(1,045,400)	(633,428)	(1,225,531)

Financial revenue
Inflation adjustment gains	108,985	164,866	50,194	110,508	108,985	164,866
Income on financial investments	162,184	274,956	95,348	198,565	162,276	275,089
Interest income	42,728	135,660	68,787	135,347	40,300	130,794
Cofins and Pasep	(15,724)	(27,339)	(9,928)	(20,716)	(15,724)	(27,339)
Other	86	88	-	17	87	90
Total financial income	298,259	548,231	204,401	423,721	295,924	543,500

Financial income (expenses), net of exchange rate changes	(329,247)	(671,372)	(278,528)	(621,679)	(337,504)	(682,031)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(216,055)	(209,721)	263,709	347,534	(216,055)	(209,721)
Gains (losses) with derivative financial instruments	91,617	91,617	-	-	91,617	91,617
Exchange rate changes on assets	-	3	772	571	3	2
Other exchange rate changes	(1)	(5)	-	(2)	(4)	(4)
Exchange rate changes, net	(124,439)	(118,106)	264,481	348,103	(124,439)	(118,106)

Financial income (expenses)	(453,686)	(789,478)	(14,047)	(273,576)	(461,943)	(800,137)

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Notes to the Quarterly Information

29	Other operating income (expenses), net

	Parent Company				Consolidated
	April to June 2024	January to June 2024	April to June 2023	January to June 2023	April to June 2024	January to June 2024

Other operating income, net	14,179	24,470	58,609	78,960	14,179	24,470
Other operating expenses	(7,368)	(10,574)	(8,122)	(13,840)	(7,369)	(10,574)

Other operating income (expenses), net	6,811	13,896	50,487	65,120	6,810	13,896

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2024 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,909,542	2,227,047	1,363,008	4,179,481	9,679,078
Contractual obligations - Investments	4,268,902	3,326,048	655,007	77,647	8,327,604
Total	6,178,444	5,553,095	2,018,015	4,257,128	18,006,682

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Notes to the Quarterly Information

31	Supplemental cash flow information

	Parent Company		Consolidated
	January to June 2024	January to June 2023	January to June 2024

Total additions to contract assets (Note 13)	2,585,483	2,482,886	2,587,847
Total additions to intangible assets (Note 14 (b))	92,625	7,285	92,625

Items not affecting cash (see breakdown below)	(978,165)	(984,519)	(978,218)

Total additions to intangible and contract assets according to the statement of cash flows	1,699,943	1,505,652	1,702,254

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	296,130	345,824	296,130
Contractors payable	470,886	237,712	470,886
Performance agreements	72,205	343,984	72,205
Right of use	80,303	2,078	80,303
Construction margin (Note 25)	58,641	54,921	58,694
Total	978,165	984,519	978,218

32	Events after the reporting period

•	Privatization process

As of July 23, 2024, the Company’s privatization process was concluded and Concession Agreement 1/2024, executed on May 24, 2024, between the Company and the Regional Unit of Drinking Water Supply and Sewage Services – URAE-1 – Southeast, became effective.

The impacts of the Privatization for the Company are presented in the Notes related to “Operations” (Note 1), “Equity” (Note 23), and “Loans and Financing” (Note 16). In addition, considering the conclusion of the privatization process, the Company’s program contracts were unified into a single Concession Agreement, which will be effective until October 19, 2060. Upon the termination of such agreement, SABESP must participate in a bidding process to continue to provide the services, and the investments made by the Company throughout the concession and not yet recovered or amortized by the provision of the services will be considered for the purposes of calculation of indemnification.

Regarding tariffs, a new tariff set was applied with a reduction of 1% for residential tariffs, 10% for the social and vulnerable tariffs, and 0.5% for other tariffs, applicable only to the first consumption tier, since July 23, 2024.

Finally, considering the physical and financial settlement of the stocks under the public offering for secondary distribution of shares issued by the Company occurred on July 22, 2024, (i) the new Company’s Bylaws, as approved at the Extraordinary Shareholders' Meeting held on May 27, 2024; and (ii) the New Policy on Related-Party Transactions and Conflicts of Interest, the New Profit Allocation and Dividend Distribution Policy, and the Approval Levels Policy, as approved at the Company’s Board of Directors’ Meeting, became effective.

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Notes to the Quarterly Information

•	Decision by the Administrative Council of Economic Defense (CADE).

As of August 08, 2024, a decision by the Administrative Council of Economic Defense (CADE) was published, approving, with no restrictions, the acquisition by Equatorial of 15% of SABESP’s shares disposed of by the São Paulo State under the Public Offering for Secondary Distribution of Common Shares Issued by the Company.

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Other Information Deemed as Relevant by the Company

1.         CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2024
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	123,031,680	18.0%	123,031,680	18.0%
Investment Partnerships Secretariat	220,474,984	32.3%	220,474,984	32.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	1,300	0%	1,300	0%

Fiscal Council	1,290	0%	1,290	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,509,260	50.3%	343,509,260	50.3%

Outstanding Shares	340,000,609	49.7%	340,000,609	49.7%

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2023
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	1,300	0%	1,300	0%

Fiscal Council	110	0%	110	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,508,180	50.3%	343,508,180	50.3%

Outstanding Shares	340,001,689	49.7%	340,001,689	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 06/30/2024 (Shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	123,031,680	18.0%	123,031,680	18.0%
Investment Partnerships Secretariat	220,474,984	32.3%	220,474,984	32.3%

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Reports and Statements / Unqualified Report on Special Review

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Management and Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Quarterly Information, for the quarter ended June 30, 2024, which comprise the statement of financial position as at June 30, 2024, and the respective statements of income and comprehensive income for the three- and six-month periods then ended, and of changes in equity and cash flows for the six-month period then ended, as well as the corresponding notes to the financial information.

The Company’s Management is responsible for the preparation of this interim financial information, in accordance with NBC TG 21 (R4) and International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for its presentation in accordance with standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that would leads us to believe that the individual and consolidated interim financial information included in the accompanying Quarterly Information has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added for the six-month period ended June 30, 2024, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if its form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the individual and consolidated interim financial information taken as a whole.

Review of comparative quarterly information

The interim financial information includes the amounts corresponding to income (loss) for the three- and six-month periods ended June 30, 2023, and to changes in equity, cash flows and added value for the six-month period ended June 30, 2023, obtained from the Quarterly Information for the quarter ended June 30, 2023, which was reviewed by other independent auditor whose review report thereon, dated August 10, 2023, was unmodified.

The accompanying financial statements has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 08, 2024.

BDO RCS Auditores Independentes SS Ltda.

CRC 2 SP 013846/O-1

Dário Vieira de Lima

Accountant CRC 1 SP 238754/O-6

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended June 30, 2024.

São Paulo, August 08, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Financial and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo

Customers Officer

ITR - Quarterly Information Form - 06/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered

Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2024.

São Paulo, August 08, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Financial and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operations and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo

Customers Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 26, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.